Exhibit 99.1

Condensed consolidated

interim financial statements

as of September 30, 2022

Inter & Co, Inc.

Inter & Co, Inc.

Contents

Management report	3
Report on review of interim financial information	7
Balance sheets	9
Statements of income	10
Statements of comprehensive income	11
Statements of cash flows	12
Statements of changes in equity	13
Statements of added value	14
Notes to the condensed consolidated interim financial statements	15

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

Management report

Inter & Co, Inc.

Inter & Co, Inc (the Company and, together with its consolidated subsidiaries, the Group) is a holding company incorporated in the Cayman Island, with limited liability. On June 23, 2022, the Company started trading its shares on Nasdaq, in New York, under the ticker symbol INTR. Inter & Co's main subsidiary is Banco Inter S.A., which, together with its subsidiaries, comprises a global services platform.

Inter

Inter is a Super App with an extensive portfolio of financial and non-financial products and services that are designed to simplify people’s lives.

Since the digitalization of our business model in 2015, we have managed to diversify our revenues, increasing the relevance of service-related revenue streams. The solutions that comprise the Inter ecosystem are integrated and completely interconnected – all in a single application. We offer several solutions to customers such as: current account, loans and financing, investments, foreign exchange, and insurance, in addition to the ability to buy products from major retail partners through Inter Shop, our digital shopping mall, simply and quickly.

Investments in Affiliates and/or Subsidiaries

On January 14, 2022, Banco Inter S.A. closed the acquisition of 100% of the capital of the subsidiary Inter & Co Payments, Inc, formerly Pronto Money Transfer Inc. (USEND), whose company name changed on July 11, 2022. USEND is a US company with 16 years of experience in foreign exchange and financial services, offering, among other products, a digital Global Account solution to conduct money transfers between countries. We describe the business combination in more detail in Note 4.3.

Operating highlights

Digital account

In the period ended September 30, 2022, we surpassed the mark of 22.7 million customers, which is equivalent to 64% growth in the period. Our NPS reached 84 points, reaching the excellence zone, and we recorded over 1 billion logins to our app during the nine months ending September 30, 2022.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

Loan Portfolio

The balance of loan operations reached R$ 21.0 billion, resulting in a positive change of 22.1% over December 31, 2021. The real estate secured loan portfolio exceeded R$ 5.9 billion, or a 15.7% growth over the R$ 5.1 billion balance as of December 2021. The individual loan portfolio, which includes payroll loans and FGTS portfolios, reached R$ 5.1 billion, and the credit card portfolio reached R$ 6.4 billion; together they totaled R$ 11.5 billion, a 36.9% growth compared to December 31, 2021, when they totaled R$ 8.4 billion.

Funding

Total funding, which includes demand deposits, time deposits, savings deposits and securities issued, such as Real Estate Bills and debentures, amounted to R$ 28.4 billion as of September 30, 2022, which is 29.7% higher than the amount of R$ 21.9 billion recorded on December 31, 2021.

Economic and financial highlights

Profit (loss) for the period

We recorded an accumulated loss of R$ 42.9 million for the period nine-month period ended September 30, 2022, compared to a profit of R$ 1.2 million for the same period in 2021.

Revenues

Revenues reached R$ 4,036.6 million for the nine-months period ending September 30, 2022, recording an increase of R$ 2,130.4 million compared to the amount recorded in the same period of 2021. Interest income amounted to R$ 1,931,8 million, which implies a growth rate of 100.8% compared to the same period in 2021.

Administrative expenses

Accumulated administrative and personnel expenses incurred in the period ended September 30, 2022 totaled R$ 1,779.0 million, an increase of R$ 657.1 million in relation to the same period of 2021, a growth explained by the increase in volume of operations, expansion of services and products offered, and the growth of the customer base and number of employees.

Equity highlights

Total assets

Total assets reached R$ 43.8 billion in the period ended September 30, 2022, a 19.7% growth compared to December 2021.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

Equity

Equity totaled R$ 7.1 billion, showing a reduction of 15.5% when compared to December 31, 2021. The decrease arose from the impact of a corporate reorganization due to the payment of cash-out

Statement of the Executive Board

Inter & CO, Inc . Executive Board declares that it has discussed, reviewed, and agrees with the opinions expressed in the independent auditors’ report, and reviewed, discussed and agrees with the financial information for the period ended September 30, 2022.

Relationship with the independent auditors

In compliance with CVM Instruction No. 381, Inter & Co, Inc. informs that the other services contracted in addition to the auditing services for its condensed consolidated interim financial statements do not interfere with the policy adopted in relation to the principles that preserve the auditor's independence, in accordance with internationally accepted criteria, which are that the auditor should not audit his own work or exercise managerial functions at his client, or promote the client's interests. The institution also has a policy with requirements for contractual risk analysis which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects and the commitment of the independence of the contract, thus ensuring conformity between the parties involved. Additionally, it has an Audit Committee which, among its responsibilities and competencies, in addition to providing opinions and recommendations on the audit service provider, also evaluates the effectiveness of the independent and internal audits, including with regard to the verification of compliance with legal provisions and regulations applicable to Inter & Co, as well as internal policies and codes.

In the period ended September 30, 2022, no services were provided by KPMG Auditores Independentes Ltda. not related to the audit of the financial information in an amount that exceeded 5% of the total fees related to the independent audit services.

Furthermore, Inter & Co, Inc. confirms that KPMG Auditores Independentes Ltda. has procedures, policies, and controls in place to ensure its independence, which include an evaluation of the work provided, covering any service other than the independent audit of Inter & Co, Inc.'s financial information. This evaluation is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and performance of non-audit professional services on the financial information by its independent auditors during the period ended

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

September 30, 2022, did not affect the independence and objectivity in the conduct of the audit work performed at Inter & Co, Inc.

Acknowledgment

We would like to thank our shareholders, customers and partners for their trust, as well as each of our employees who build our history daily.

Belo Horizonte, November 7, 2022.

The Management

KPMG Auditores Independentes Ltda.

Rua Paraíba, 550 - 12º andar - Bairro Funcionários

30130-141 - Belo Horizonte/MG - Brasil

Caixa Postal 3310 - CEP 30130-970 - Belo

Horizonte/MG - Brasil Telephone number +55 (31) 2128-

5700

kpmg.com.br

Report on review of interim financial information
To the Shareholders, Board of Directors and Management of Inter & Co, Inc. Cayman Islands
Introduction

We have reviewed the condensed consolidated interim financial information of Inter & Co. Inc. ("Company"), included in the Interim Financial Information Form for the quarter ended September 30, 2022, which comprise the balance sheet as of September 30, 2022, and the statements of profit or loss and other comprehensive income for the three and nine-month periods then ended, and changes in equity and cash flows for nine-month period then ended, including notes.

Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards applicable to interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the condensed consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with IAS 34, applicable to the preparation of interim financial information and presented in

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.	7

accordance with the standards issued by the Brazilian Securities and Exchange Commission.
Other issues

Statements of value added

The interim financial information referred to above include the consolidated statement of value added for the nine-month period ended September 30, 2022, prepared under the responsibility of the Bank's management, and presented as supplementary information for the purposes of IAS 34. This statement has been submitted to review procedures performed together with the review of the interim financial information to conclude whether it is reconciled to the consolidated interim financial information and accounting records, if applicable, and whether its form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that leads us to believe that this consolidated statement of value added has not been prepared, in all material respects, according to the criteria set by this Standard and in a manner consistent with the condensed consolidated interim financial information taken as a whole.

Belo Horizonte, November 7, 2022

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-MG

Original report in Portuguese signed by

João Paulo Dal Poz Alouche

Contador CRC 1SP245785/O-2

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.	8

Inter & Co, Inc.

Balance sheets as of September 30, 2022 and December 31, 2021

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	09/30/2022	12/31/2021
Assets
Cash and cash equivalents	8	838,310	500,446
Amounts due from financial institutions	9	3,417,500	2,051,862
Compulsory deposits at Central Bank of Brazil	9b	2,686,243	2,399,488
Loans and advances to customers	10	21,005,268	17,216,362
Provision for expected loss	10	(1,184,365)	(680,932)
Loans and advances to customers, net of provision for expected loss		19,820,903	16,535,429
Securities	11	13,373,465	12,757,687
Derivative financial assets	12	581	86,948
Non-current assets held for sale	13	165,703	129,793
Investments	14	76,849	82,445
Property and equipment	15	193,905	163,475
Intangible assets	16	1,209,471	430,504
Deferred tax assets	32	872,798	695,525
Other assets	17	1,188,339	792,735
Total assets		43,844,067	36,626,337

Liabilities
Liabilities with financial institutions	18	7,349,464	5,341,464
Liabilities with customers	19	21,452,026	18,333,543
Securities issued	20	6,916,919	3,572,093
Derivative financial liabilities	12	40,347	66,545
Borrowing and onlending	21	33,119	25,071
Income tax and social contribution		103,497	41,764
Other tax liabilities		50,229	36,642
Tax liabilities	22	153,726	78,406
Provisions	23	59,219	52,848
Deferred tax liabilities		-	89,235
Other liabilities	24	698,852	617,349
Total liabilities		36,703,672	28,176,554
Equity
Share capital	25a	13	13
Reserves	25b	7,870,186	2,728,396
Other comprehensive income reserve	25c	(825,789)	(72,284)
Equity attributable to owners of the Company		7,044,410	2,656,125
Non-controlling interest	25f	95,985	5,793,659
Total equity		7,140,395	8,449,784

Total liabilities and equity		43,844,067	36,626,337

The notes are an integral part of these condensed consolidated interim financial statements.

Inter & Co, Inc.

Statements of income for the three- and nine-month periods ended September 30, 2022 and 2021

(Amounts in thousands of Brazilian reais, unless otherwise stated)

		Three-month period		Nine-month period
	Note	09/30/2022	09/30/2021	09/30/2022	09/30/2021

Interest income		788,343	367,406	1,931,815	962,070
Interest expenses		(579,678)	(138,587)	(1,381,490)	(290,407)
Net interest income	26	208,665	228,819	550,325	671,663

Revenues from services and commissions		248,862	149,283	693,596	361,159
Expenses from services and commissions		(31,833)	(26,430)	(94,303)	(71,550)
Net result from services and commissions	27	217,029	122,853	599,293	289,609

Income from securities	12	340,982	228,420	1,095,841	423,150
Net gains / (losses) from derivatives		5,941	(9,869)	13,920	(53,566)
Other revenues	28a	77,687	36,287	301,466	159,834
Revenues		850,304	606,510	2,560,845	1,490,690

Impairment losses on financial assets	29	(263,113)	(138,005)	(818,523)	(412,115)
Personnel expense	30	(176,232)	(121,250)	(493,818)	(296,157)
Depreciation and amortization		(35,620)	(30,883)	(107,609)	(75,387)
Other administrative expenses	31	(441,490)	(276,001)	(1,285,207)	(825,767)
Total other expenses (net of other revenues)		(66,151)	40,371	(144,312)	(118,736)

Income from equity interests in affiliates	13	(3,892)	(5,454)	(13,954)	(1,561)
Profit / (loss) before income tax		(70,043)	34,917	(158,266)	(120,297)

Current income tax and social contribution	32	(11,165)	(17,573)	(96,428)	(34,326)
Deferred income tax and social contribution	32	51,613	17,004	211,802	155,779
Income tax benefit		40,448	(569)	115,374	121,453

Profit / (loss) for the period		(29,595)	34,348	(42,892)	1,156

Profit attributable to:
Owners of the Company		(30,008)	35,029	(43,326)	14,341
Non-controlling interest		413	(682)	434	(13,185)

Earnings per share (in Brazilian Reais – BRL)
Basic and diluted earnings per share	25e	(0.0733)	0.0851	(0.1063)	0.0029

The notes are an integral part of these condensed consolidated interim financial statements.

Inter & Co, Inc.

Statements of comprehensive income

For the three- and nine-month periods ended September 30, 2022 and 2021

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Three-month period		Nine-month period
	09/30/2022	09/30/2021	09/30/2022	09/30/2021

Profit (loss) for the period	(29,595)	34,347	(42,892)	1,156

Other comprehensive income
Items that are or may be reclassified subsequently to the statement of income:

Result from fair value measurement of financial assets	94,465	(228,177)	(139,394)	(416,068)
Exchange variation result	-	-	(10,671)	-
Effects of corporate reorganization in non-controlling interest without a change in control	(51,955)	(29,843)	(665,673)	66,535
Related tax	(59,715)	228,177	62,233	274,756
Other comprehensive income for the period, net of income tax and social contribution	(17,205)	(29,843)	(753,505)	(74,777)

Total comprehensive income for the period	(46,800)	4,504	(796,397)	(73,621)
Allocation of comprehensive income
Part of comprehensive income to owners of the company	(47,213)	5,186	(796,831)	(60,436)
Part of comprehensive income to non-controlling interest	413	(682)	434	(13,185)

The notes are an integral part of these condensed consolidated interim financial statements.

Inter & Co, Inc.

Statements of cash flows

For the periods ended September 30, 2022 and 2021

(Amounts in thousands of Brazilian reais)

	Nine-month period
	09/30/2022	09/30/2021
Operating activities
Profit (loss) for the period	(42,892)	1,156
Adjustments to profit (loss)
Depreciation and amortization	107,609	75,387
Result of equity interests in affiliates	13,954	1,561
Impairment losses on financial assets	818,523	412,115
Expenses with provisions and contingent provisions	21,713	30,851
Deferred income tax and social contribution	(211,802)	(155,779)
Current income tax and social contribution	96,428	34,326
Provisions/(reversal) for loss of assets	23,363	(5,380)
Other capital gains (losses)	(63,565)	(25,002)
Provision for performance income	(123,702)	(93,462)
Result o foreign exchange variation	(321)	(2,163)

(Increase)/ decrease in:
Compulsory deposits at Central Bank of Brazil	(286,755)	(509,548)
Loans and advances to customers	(4,103,996)	(6,205,949)
Amounts due from financial institutions	(1,365,638)	(1,018,234)
Securities	(619,343)	(539,086)
Derivative financial assets	86,367	19,870
Non-current assets held for sale	(35,910)	(9,622)
Other assets	(296,504)	(318,234)
Increase/ (decrease) in:
Liabilities with financial institutions	2,008,000	2,438,822
Liabilities with customers	3,118,483	4,656,038
Securities issued	3,344,826	1,363,884
Derivative financial liabilities	(26,198)	24,601
Borrowing and onlending	8,048	(1,825)
Tax liabilities	26,197	23,730
Provisions	(15,342)	(12,615)
Other liabilities	17,687	94,342
	2,499,230	279,784
Income tax paid	(47,305)	(31,617)

Net cash from operating activities	2,451,925	248,167

Cash flow from investing activities
Acquisition of subsidiaries	-	(91,209)
Acquisition of property and equipment	(33,940)	(13,912)
Proceeds from sale of property and equipment	1,516	461
Net acquisition of property and equipment from subsidiaries	(5,966)	(1,164)
Acquisition of intangible assets	(275,147)	(232,719)
Proceeds of intangibles	77,805	47,567
Net acquisition of intangible assets from subsidiaries	(626,389)	(1,061)
Acquisition of financial assets at FVOCI	(7,306,475)	(20,210,468)
Proceeds from sale of financial assets at FVOCI	7,663,646	13,699,001
Acquisition of financial assets at FVTPL	(530,160)	(2,038,017)
Proceeds from sale of financial assets at FVTPL	99,393	1,494,755
Net cash used in financing activities	(935,717)	(7,346,766)

Cash flow from financing activities
Repurchase of treasury shares	-	(29,322)
Dividends and interest on equity paid	-	(19,680)
Effects of corporate reorganization in non-controlling interest without a change in control	(1,178,665)	5,442,525
Net cash from financing activities	(1,178,665)	5,393,523

(Decrease)/ Increase in cash and cash equivalents	337,543	(1,705,076)
Cash and cash equivalents at the beginning of the period	500,446	2,154,687
Effect of the exchange rate variation on cash and cash equivalents	321	2,163
Cash and cash equivalents at September 30	838,310	451,774

The notes are an integral part of these condensed consolidated interim financial statements.

Inter & Co, Inc.

Statements of changes in equity for the periods ended September 30, 2022 and 2021

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Share capital	Reserves	Other comprehensive income	Retained earnings	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balances on January 1, 2021 - Banco Inter	3,216,455	150,709	25,991	-	(117,521)	3,275,634	48,581	3,324,215
Profit (loss) for the period	-	-	-	5,967	-	5,967	8,502	14,469
Contributions and distributions
Constitution/reversal of reserves	-	(39,179)	-	(5,967)	-	(45,146)	-	(45,146)
Dividends and interest on equity	-	(3,122)	-	-	-	(3,122)	(7,251)	(10,373)
Sale of treasury shares	-	(74,119)	-	-	81,159	7,040	-	7,040
Resources from non-controlling interest	-	-	-	-	-	-	33,998	33,998
Net change in fair value - financial assets at FVOCI	-	-	(141,312)	-	-	(141,312)	-	(141,312)
Balances on May 6, 2021 – Banco Inter	3,216,455	34,289	(115,321)	-	(36,362)	3,099,061	83,830	3,182,891

Corporate restructuring on May 7, 2021	(3,216,442)	1,150,944	74,555	-	36,362	(1,954,581)	1,954,581	-

Balances on May 7, 2021 – Inter & Co, Inc.	13	1,185,233	(40,766)	-	-	1,144,480	2,038,411	3,182,891
Profit (loss) for the period				8,374		8,374	(21,687)	(13,313)
Allocation from investee
Other comprehensive income	-	-	(8,020)	-	-	(8,020)	(79,506)	(87,526)
Treasury shares	-	-	-	-	-	-	(36,362)	(36,362)
Contributions and distributions	-	8,374	-	(8,374)	-	-	-	-
Dividends and interest on equity	-	-	-	-	-	-	(9,307)	(9,307)
Resources from non-controlling interest, including capital increase	-	1,539,616	-	-	-	1,539,616	3,962,328	5,501,944
Balances on September 30, 2021 - Inter & Co, Inc.	13	2,733,223	(48,786)	-	-	2,684,450	5,853,877	8,538,327

Balances on January 1, 2022 - Inter & Co, Inc.	13	2,728,396	(72,284)	-	-	2,656,125	5,793,659	8,449,784
Profit (loss) for the period	-	-	-	(43,326)	-	(43,326)	434	(42,892)
Contributions and distributions		-
Constitution/Reversion of reserves	-	(43,326)	-	43,326	-	-	-	-
Exchange variation adjustment	-	-	(10,671)	-	-	(10,671)	-	(10,671)
Net change in fair value - financial assets at FVTOCI	-	-	(77,161)	-	-	(77,161)	-	(77,161)
Effects of corporate reorganization in non-controlling interest without a change in control	-	5,185,116	(665,673)	-	-	4,519,443	(5,698,108)	(1,178,665)

Balances on September 30, 2022 - Inter & Co, Inc.	13	7,870,186	(825,789)	-	-	7,044,410	95,985	7,140,395

The notes are an integral part of this condensed consolidated interim financial statements.

Inter & Co, Inc.

Statements of added value for the periods ended September 30, 2022 and  2021

(Amounts in thousands of Brazilian reais, unless otherwise stated)

		09/30/2022	09/30/2021

Revenues		3,218,115	1,440,532
Interest income		3,041,576	1,331,654
Revenues from services and commissions		693,596	361,159
Impairment losses on financial assets		(818,523)	(412,115)
Other revenues		301,466	159,834

Expenses		(1,475,793)	(361,957)
Interest		(1,475,793)	(361,957)

Input from third parties		(1,070,578)	(707,962)
Materials, energy and others		(271,094)	(156,964)
Third-party services		(158,543)	(105,781)
Others		(640,941)	(445,217)
Telecommunications and data processing		(518,231)	(346,096)
Publicity and advertising		(122,710)	(99,121)

Gross added value		671,744	370,613

Deduction		(107,609)	(75,387)
Depreciation and amortization		(107,609)	(75,387)

Net added value produced by the company		564,135	295,226

Added value received in transfer		(13,954)	(1,561)
Income from equity interests in affiliates		(13,954)	(1,561)

Total added value to distribute		550,181	293,665

Distribution of added value		550,181	293,665
Personnel and tax		425,876	254,084
Remuneration		309,633	201,781
Benefits		97,242	39,862
FGTS		19,001	12,441
Taxes, contributions and fees		133,225	19,503
Federal		102,294	2,110
Municipal		30,931	17,393
State		1,326	-
Rent		32,646	18,922
Profit (losses) retained/reversed in the period	25	(43,326)	14,341
Non-controlling interest	25	434	(13,185)

The notes are an integral part of these condensed consolidated interim financial statements.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

Notes to the condensed consolidated interim financial statements

(Amounts in thousands of Brazilian reais)

1	Activity and structure of Inter and its subsidiaries

Inter & Co, Inc., formerly Inter Platform Inc, is a company in the Cayman Island with limited liability, incorporated on January 26, 2021. On May 7, 2021, Inter Platform Inc (the Company and, together with its consolidated companies, the Group) completed the first step of its corporate reorganization process (the Restructuring) involving two new holding companies (non-operating) with no assets, liabilities or contingencies: the Company, located in the Cayman Islands, and Inter Holding Financeira S.A. (HoldFin), located in Brazil. In the first step of the restructuring, the Company and HoldFin have become the indirect and direct controlling entities of Banco Inter, respectively, thus the ultimate shareholders of Banco Inter and its voting and non-voting interest were the same before and after the restructuring. On April 8, 2022, the corporate name of "Inter Platform Inc" was changed to "Inter & Co, Inc" through an official company registration in the Cayman Islands.

In the second quarter of 2022, the shareholders of Inter approved the proposal for migration of the shares from B3 to the American stock exchange (Nasdaq). At the Extraordinary General Meeting (EGM) held on May 12, 2022, more than 85% of the attendees approved the corporate reorganization project, which allowed the Company’s listing in the United States.

This corporate reorganization project aimed to transfer the shareholding base from Banco Inter to Inter & Co, Inc. and, consequently, the compliance with certain corporate stages was necessary, as summarized below:

- On June 13, 2022, the Company received a contribution from one of the shareholders of Banco Inter through a capital increase made to New LA BI LLC (“New LLC”), a non-operating company with no assets, liabilities or contingencies, which became the holder of the shares of Banco Inter on that date. On the same date, New LLC became the holder of 100% of the shares of HoldFin.

- On June 20, 2022, HoldFin incorporated the free float shares held by the other shareholders of Banco Inter, through delivery of redeemable preferred shares of its own issue. These redeemable shares were repurchased on the same date by HoldFin, upon a cash-out payment and delivery of BDRs (Brazilian Depositary Receipts) backed by shares of Inter & Co previously contributed to HoldFin by the Company. After the afore mentioned movements, HoldFin. became the holder of 100% of the outstanding shares of Banco Inter S.A.

- On September 14, 2022, the Registry of Commerce of the State of Minas Gerais approved the incorporation of Inter&Co Participações Ltda., a wholly-owned subsidiary of Inter&Co, Inc. (Cayman). Additionally, Inter & Co Securities LLC was created in the US jurisdiction, both of which are in a non-operating stage, with no

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022 assets, liabilities or contingencies. See illustration (second stage of the corporate reorganization).

After the conclusion of the previously described stages, Inter & Co, Inc. (INTR) started trading shares on Nasdaq, in New York, on June 23, 2022.

Inter & Co, Inc. accounted for the Restructuring as a common control transaction, and the pre-restructuring carrying amounts of Banco Inter were included in the Inter & Co, Inc consolidated financial statements at book value (carryover basis). Thus, these condensed consolidated interim financial statements reflect:

For the period ended September 30, 2021

1.	The contribution of Banco Inter consolidated assets and liabilities at book value on May 7, 2021;

2.	The recognition of non-controlling interest on May 7, 2021 relating to the Banco Inter shareholders that are not part of the Controlling Shareholder and Others, measured at the proportion of their economic interest in the book value of the consolidated net assets of Banco Inter at that date;

3.	The consolidated statements of income of Banco Inter from January 1, 2021 to May 6, 2021 aggregated with the Group’s consolidated statements of income from May 7, 2021 to September 30, 2021;

4.	The consolidated cash flows of Banco Inter from January 1, 2021 to May 6, 2021 aggregated with the consolidated cash flows of the Group from May 7, 2021 to September 30, 2021;

5.	The Group’s consolidated balance sheet as of September 30, 2021;

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

For the period ended September 30, 2022

The historical operating results, cash flows and financial position of the Group, based on the balances of Banco Inter and its subsidiaries, which are operating companies.

The number of common shares issued by Inter & Co, Inc. is reflected retroactively to September 30, 2021, for purposes of calculating earnings per share.

The Group’s objective is to act as a multi-service digital bank for individuals and companies, and its main activities include real estate credit, payroll loans, corporate credit, rural credit, credit card operations, current accounts, investments, insurance services, and a marketplace for non-financial services provided through its subsidiaries. The operations are carried out in the context of the group of companies, operating in the market in an integrated manner.

2	Preparation basis

a.	Compliance statement

The condensed consolidated interim financial statements of Inter & Co, Inc. have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 7, 2022.

b.	Functional and presentation currency

These condensed consolidated interim financial statements are presented in Brazilian Reais (BRL or R$), the Group’s functional currency. All balances have been rounded to the nearest thousand, unless otherwise noted.

c.	Use of estimates and judgments

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from such estimates.

d.	Judgments

The information on judgments made in the application of the accounting policies that have significant effects on the amounts recognized in the financial statements is included in the following notes:

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

•	Classification of financial assets (see notes 6 and 7) - evaluation of the business model in which the assets are held and evaluation if the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test).

•	The measurement of the provision for expected credit losses on financial assets measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also needed to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria to evaluate the significant increase in credit risk; selecting quantitative models and appropriate assumptions for measuring expected credit loss; and establishing different prospective scenarios and their weighting, among others.

•	Consolidation (note 4.1): whether Inter has de facto control over an investee;

•	Equity accounted investees (Note 14): whether Inter has significant influence over an investee.

(i) Uncertainties related to assumptions and estimates

Information on the uncertainties related to assumptions and estimates with a significant risk of resulting in a material adjustment in accounting balances of assets and liabilities are included in the following notes:

•

•	Deferred tax assets (see note 32c) - availability of future taxable income.

•	Fair value of financial instruments, including derivative financial instruments (see notes 6, 7 and 12) - Determination of the fair value of financial instruments with significant non-observable inputs

•	Expected credit loss (see notes 6 and 10b) - determination of inputs into the ECL measurement model, including key assumptions used in estimating recoverable cash flows and incorporation of forward-looking information.

•	Note 23 – recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of cash outflows (see note 23).

•	Fair value of the acquired assets in business combinations (see Note 4.2).

•

•

3	Changes to significant accounting policies

Severeal new standards, amendments and interpretations became effective from January 1, 2022, however, their adoption did not have a significant effect on the Group’s condensed consolidated interim financial statements. Below are presented the new and not yet effective standards:

New and not yet effective accounting standards

•	Amendments to IAS 8 - Definition of accounting estimates

•	Disclosure of Accounting Policies (Amendments to IAS 1)

•	Proposed amendments to IAS 21 - Lack of interchangeability

•	Amendments to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction

•	IFRS 17 Insurance contracts - IFRS 17 will be effective for annual reporting periods beginning on or after January 1, 2023.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

The new and revised pronouncements, when adopted, will not have a material impact on the condensed consolidated interim financial statements.

4	Significant accounting policies

Except for the changes in the items described below (4.1, 4.2 and 4.3), the accounting policies applied in these condensed consolidated interim financial statements are the same applied in the consolidated financial statements of Inter & Co, Inc. for the year ended December 31, 2021, and, therefore, should be analyzed together with such statements. Part of the balances included in these financial statements have been rounded. Thus, the amounts indicated as total in some of the tables may not represent the arithmetic sum of the preceding numbers.

4.1.	Basis of consolidation

Companies under Inter’s control are classified as subsidiaries. The Company controls an entity when it is exposed to or has rights to the variable returns arising from its involvement with the entity and has the ability to use this power to affect the amount of their returns.

The subsidiaries are consolidated in full as from the date the Company gains control of their activities until the date on which control ceases to exist. With regard to the significant restrictions on the Group’s ability to access or use the assets and settle the Group's liabilities, only the regulatory restrictions, linked to the compulsory reserves maintained in compliance with the requirement of the Central Bank of Brazil, which restrict the ability of subsidiaries of Banco Inter to transfer cash to other entities within the economic group. There are no other legal or contractual restrictions and no guarantees or other requirements that may restrict that dividends and other capital distributions are paid or that loans and advances are made or paid to (or by) other entities within the economic group.

Additionally, Resolution No. 4,693 of the National Monetary Council stipulates limits on credit operations between related parties, the amounts of which cannot represent more than 10% of the institutions adjusted equity, less the value of the interests held by such institution in other institutions authorized to operate bythe Central Bank and in financial institutions abroad, as well as the individual maximum limits of (i) 1% for hiring natural personnel; and (ii) 5% for contracting with legal entities.

The following table shows the subsidiaries in each year:

		Share in the capital (%)
Entity	Branch of Activity	09/30/2022	12/31/2021
Direct subsidiaries
New LA BI LLC.	Holding Company	100.0%	-
Inter & Co Participações Ltda.	Holding Company	100.0%	-

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

Inter & Co Securities LLC.	Holding Company	100.0%	-

		Share in the capital (%)
Entity	Branch of Activity	09/30/2022	12/31/2021
Indirect subsidiaries
Inter Holding Financeira S.A.	Holding Company	100.0%	100%
Banco Inter S.A.	Multiple Bank	100.0%	31.4%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	TVM Distributor	98.3%	30.9%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	60.0%	18.8%
Inter Marketplace Ltda.	Marketplace	100.0%	31.4%
Inter Asset Holding S.A.	Asset management	70.0%	22.0%
Inter Titulos Fundo de Investimento	Investment Fund	98.3%	30.7%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	90.7%	28.3%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	100.0%	31.4%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	100.0%	31.4%
IM Designs Desenvolvimento de Software Ltda.	Provision of services	50.0%	15.7%
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60.0%	18.9%
Inter & Co Payments, Inc.	Provision of services	100.0%	-
Inter Asset Gestão de Recursos Ltda	Asset management	70.0%	22.0%
Inter Café Ltda.	Provision of services	100.0%	31.4%
Inter Boutiques Ltda.	Provision of services	100.0%	31.4%
Inter Food Ltda.	Provision of services	70.0%	22.0%

i.	Non-controlling interest

The Group recognizes the portion related to non-controlling interests in equity in the consolidated balance sheet. In transactions involving purchase of interests with non-controlling shareholders, the difference between the amount paid and the interest acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity. The participation percentages as of December 31, 2021 were impacted by the corporate reorganization and show the indirect share in the capital held by Inter & Co, Inc. The Company holds more than 50% of the voting capital of all the indirect subsidiaries.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

The following table shows the amounts segregated of each subsidiary:

	Assets		Liabilities		Equity		Other comprehensive income		Revenue		Profit (loss) for the period		Dividends paid
	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	09/30/2021	09/30/2022	09/30/2021	09/30/2022	12/31/2021
Direct subsidiaries
New LA BI LLC	7,041,619	-	-	-	7,041,619	-	4,470,232	-	-	-	(46,125)	-	-	-
Indirect subsidiaries
Inter Holding Financeira S.A.	8,260,339	2,670,530	1,218,720	14,405	7,041,619	2,656,124	(203,278)	-	-	18,780	(46,125)	10,251	-	-
Banco Inter S.A.	43,557,305	36,433,640	35,205,907	27,945,001	8,351,398	8,488,640	(281,522)	(212,195)	4,177,540	2,136,254	(38,607)	38,723	(38,056)	(41,491)
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	458,146	368,212	384,625	317,647	73,522	50,565	-	-	101,610	56,280	23,310	12,018	-	-
Inter Digital Corretora e Consultoria de Seguros Ltda.	125,989	124,671	87,268	69,890	38,721	54,781	-	-	98,802	63,700	48,471	46,132	-	(35,647)
Inter Marketplace Ltda.	355,160	231,051	104,483	90,756	250,677	140,295	-	-	251,945	150,493	111,101	73,535	-	-
Inter Asset Holding S.A.	4,486	7,148	1	3,098	4,485	4,050	-	-	7,127	6,536	4,980	1,769	(1,666)	-
Inter Titulos Fundo de Investimento	50,644	50,195	405	304	50,240	49,891	-	-	11,718	16,873	3,609	1,432	-	-
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	519,889	389,497	2,647	1,339	517,242	388,158	-	-	70,313	9,976	57,342	8,068	-	-
Inter Infra Fic Infra Renda Fixa Crédito Privado	-	-	-	-	-	-	-	-	-	25,542	-	241	-	-
TBI Fundo De Investimento Renda Fixa Credito Privado	489,966	443,843	178	154	489,788	443,689	-	-	59,546	112,551	46,099	12,266	-	-
TBI Fundo De Investimento Crédito Privado Investimento Exterior	14,613	14,725	17	63	14,596	14,662	-	-	18,895	-	(66)	-	-	-
IM Designs Desenvolvimento de Software Ltda.	18,490	6,145	962	573	17,528	5,572	-	-	8,592	1,552	2,289	(659)	-	-
Acerto Cobrança e Informações Cadastrais S.A.	19,316	18,862	3,213	1,815	16,103	17,047	-	-	16,174	7,987	(944)	(2,435)	-	-
Inter & Co Payments, Inc.	184,693	-	126,848	-	57,845	-	(1,275)	-	43,739	-	(22,572)	-	-	-
Inter Asset Gestão de Recursos Ltda	8,251	7,128	3,812	3,097	4,439	4,031	-	-	12,686	10,244	7,132	1,704	-	-
Inter Café Ltda.	2,266	553	1,846	1,187	420	(634)	-	-	5,751	-	953	-	-	-
Inter Boutiques Ltda.	2,733	2,198	1,592	1,822	1,140	377	-	-	5,491	-	484	-	-	-
Inter Food Ltda.	47,804	2,729	2,596	333	45,207	2,396	-	-	57,466	617	42,905	(171)	-	-

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

ii.	Balances and transactions eliminated on consolidation

Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent there is no evidence of impairment.

4.2.	Business combination

The cost of an acquisition is measured as the fair value of assets transferred, equity instruments issued, and liabilities incurred or assumed on the acquisition date. This amount is recorded in advance, at the book value, up to the conclusion of the Purchase Price Allocation (PPA).

Inter & Co Payments, Inc (USEND)

On January 14, 2022, Banco Inter S.A. closed the acquisition of 100% of the capital of the subsidiary Inter & Co Payments, Inc, formerly Pronto Money Transfer Inc. (USEND), whose company name was changed on July , 2022. On January 25, the transaction was authorized by the Secretary of State of the State of California, and the acquisition by Inter was successfully completed. Inter & Co Payments is a US company over 16 years of experience in foreign exchange and financial services, offering, among other products, a digital Global Account solution to perform money transfers between countries. It has licenses to act as a Money Transmitter in more than 40 US states, and can offer services such as digital wallet, debit card, bill payment, among others, to US residents. Its base of more than 150,000 customers also has access to purchase gift cards and recharge cell phones. With the acquisition of USEND, Inter started its financial activities in the United States, expanding its offer of financial and non-financial products both for U.S. residents and its Brazilian customers, integrating the solutions of the acquired company with the Inter's platform. USEND brought to Inter a portfolio of cross-border products already in operation, in addition to the infrastructure, licenses, and experience in the United States and Brazil necessary to enter this market, including the Global Account Inter.

i.	Consideration transferred

The following table summarizes the amounts of consideration transferred: In thousands of Brazilian reais

Cash	631,901
Capital increase	37,644
Amounts payable (a)	89,434
Total consideration transferred	758,979

(a) Part of the amounts initially recorded at the acquisition date will be paid in the years 2022, 2023 and 2024.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

Identifiable assets acquired, liabilities assumed and goodwill

The book value of identifiable assets and liabilities of USEND at the acquisition date is as follows:

In thousands of Brazilian reais

Assets	236,087
Cash and cash equivalents (note 8)	160,556
Loans and advances to financial institutions (note 10)	17,861
Securities (note 11)	4,486
Property and equipment (note 15)	6,227
Other assets (note 17)	46,957

Liabilities	(156,642)
Borrowing and onlending (note 21)	(2)
Other liabilities (note 24)	(156,640)

Total net identifiable assets	79,445

Goodwill on acquisition	679,534
Total consideration	758,979

(a) Inter engaged an independent valuation service to prepare the study for the purchase price allocation (“PPA”) in the identifiable assets acquired, liabilities assumed and goodwill. However, up to the date of these interim financial statements, the study is still in the preparation phase. The preliminary goodwill in the amount of R$ 679,534 resulting from the acquisition comprises the value of future economic benefits arising from the synergies from part of our internationalization strategy that will open our way to the global market even more, facilitating our operations abroad.

ii.	Acquisition costs

Inter incurred acquisition-related costs of R$ 5,821 on attorney’s fees, audit and due diligence costs. Attorney’s fees and costs of due diligence were recorded as “Administrative expenses” in the statement of income.

iii.	Contribution to the Group's results

The contributions to the results for the period can be seen in note 4.1, “Revenues” column.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

Inter Café Ltda.

On December 20, 2021, Marketplace acquired Inter Café, a company that provides cafeteria services selling food prepared for consumption at the cafeteria.

i.	Consideration transferred

The consideration transferred for the acquisition of Inter Café was R$ 10 at fair value and was paid in a single payment.

ii.	Identifiable assets acquired, liabilities assumed and goodwill

The book value of identifiable assets and liabilities of Inter Café at the acquisition date is as follows:

Assets	553
Cash and cash equivalents (note 8)	51
Property and equipment (note 15)	244
Other assets (note 17)	258

Liabilities	(1,178)
Other liabilities (note 24)	(1,178)

Total net identifiable assets	(625)

Goodwill on acquisition	635
Total consideration	10

Inter Boutiques Ltda.

On December 20, 2021, Marketplace acquired Inter Boutiques, which is engaged in sale on the internet, intermediation of services and business in general; retail trade in department stores and holding of ownership interests in other companies a partner, shareholder or unitholder.

i.	Consideration transferred

The consideration transferred for the acquisition of Inter Boutiques was R$ 10 at fair value and was paid in a single payment.

ii.	Identifiable assets acquired, liabilities assumed and goodwill

The book value of identifiable assets and liabilities of Inter Boutiques at the acquisition date is as follows:

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

In thousands of Brazilian reais

Assets	2,198
Cash and cash equivalents (note 8)	21
Other assets (note 17)	2,177

Liabilities	(1,822)
Other liabilities (note 24)	(1,822)

Total net identifiable assets	377

Goodwill on acquisition	(367)
Total consideration	10

IM Designs Desenvolvimento de Software Ltda.

On July 1, 2021, Inter acquired “IM Designs,” a company specialized in developing 3D tools for the creation of visualization projects for indoor and outdoor environments, through virtual reality, augmented reality and mixed reality.

i.	Consideration transferred

The consideration transferred for the acquisition of IM Designs was R$ 15,000 of which R$ 10,000 has already been paid and another R$ 5,000 is payable.

ii.	Identifiable assets acquired, liabilities assumed and goodwill

The book value of identifiable assets and liabilities of IM Designs at the acquisition date is as follows:

In thousands of Brazilian reais

Assets	652
Cash and cash equivalents (note 5)	230
Property and equipment (note 15)	112
Other assets (note 17)	310

Liabilities	(188)
Other liabilities (note 24)	(188)

Total net identifiable assets	464

Goodwill on acquisition	14,536
Total	15,000

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

4.3.	Foreign operations

The assets and liabilities of foreign operations are translated into Real at the exchange rates at the reporting date. Revenues and expenses from foreign operations are converted into real using average exchange rates for a monthly period, unless material changes are observed in the investee’s operations or in the fluctuation of exchange rates. The differences in foreign currencies generated for the translation into the presentation currency are recognized in other comprehensive income and accumulated in the equity valuation adjustments in equity account.

When an entity abroad is written off in whole or in part and results in the loss of control, significant influence or joint control, the accumulated amount of exchange rate changes related to that entity abroad is reclassified to profit (loss) as part of the gain or loss on the write-off. If the Group writes off part of its interest in a subsidiary, but maintains control, the relevant proportion of the accumulated value will be assigned to non-controlling shareholders.

5	Operating segments

Operating segments are disclosed based on the internal disclosures that are used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Group, is the Board of Directors.

The operations of the Group are divided into five reportable segments: Banking; Inter Invest; Inter Seguros; Inter Shop and others.

The accounting policies applied in the financial information reported by operating segments are based on the accounting practices adopted in Brazil, and therefore differ from those described in the significant accounting policies in note 4. Banking and security segment are composed by financial institutions authorized to operate by the Central Bank of Brazil. The significant differences that impact profit for the period of the segments relate to:

i.	Expected credit loss on securities at FVOCI

For segment reporting purposes, the expenses for expected credit loss on securities at FVOCI (fair value through other comprehensive income) are recognized in shareholders’ equity.

ii.	Deferral of financial charges

For segment reporting purposes commissions paid to correspondents for the origination of financial assets are recognized in the statement of income at the time of origination of the transaction.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

iii.	Contract revenues

For segment reporting purposes, performance-based amounts due following the sale of non-controlling interest are recognized only when the performance criterion is met.

Profit by operating segment

Each operating segment is comprised of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.

Transactions between segments are carried out under terms and rates compatible with those practiced with third parties, where applicable. The Group does not have any single customer accounting for more than 10% of its total net revenue.

a.	Banking segment

The banking segment comprises a wide range of banking products and services, such as checking accounts, cards, deposits, loans and advances and other services, which are available to the customers primarily by means of Inter’s mobile application. Part of this segment also comprises the debt collection service. This segment offers foreign exchange and financial services, as well as a Global Account digital solution for money remittances between countries, among others.

b.	Inter Invest segment

This segment is responsible for operations inherent to the purchase, sale and custody of securities, structuring and distribution of securities in the capital market and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues arise mainly from commissions and management fees charged to investors for providing these services.

c.	Inter Seguros segment

This segment offers insurance products underwritten by insurance companies with whom Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the income statement when services are provided. The income is presented net of deductions, including tax on sales.

d.	Inter Shop segment

The Group provides a digital platform through which companies with whom it has an agreement (‘partners’) offer goods and/or services to its customers. The Group acts as an agent in these transactions and recognizes commission income when the intermediation service is provided.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

e.	Others

Comprises investment funds that are consolidated by Banco Inter and the software development segment.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

Segment information

	09/30/2022
	Banking	Inter Invest	Inter Seguros	Inter Shop	Total reported	Others	Combined	Eliminations and adjustments	Consolidated
Interest income	1,834,302	3,101	25	4	1,837,432	70,727	1,908,159	23,656	1,931,815
Interest expenses	(1,326,235)	(12,181)	(67)	-	(1,338,483)	(55,145)	(1,393,628)	12,138	(1,381,490)
Net interest income	508,067	(9,080)	(42)	4	498,949	15,582	514,531	35,794	550,325
Revenues from services and commissions	342,284	70,945	56,424	218,661	688,314	6,854	695,168	(1,572)	693,596
Expenses from services and commissions	(91,045)	-	-	(4)	(91,049)	(4,558)	(95,607)	1,304	(94,303)
Net result from services and commissions	251,239	70,945	56,424	218,657	597,265	2,296	599,561	(268)	599,293
Income from securities	1,120,281	18,103	977	10,108	1,149,469	48,370	1,197,839	(101,998)	1,095,841
Net gains / (losses) from derivatives	12,236	-	-	-	12,236	1,684	13,920	-	13,920
Other revenues	379,465	21,670	38,394	43,106	482,635	(85,441)	397,194	(95,728)	301,466
Net revenues	2,271,288	101,638	95,753	271,875	2,740,554	(17,509)	2,723,045	(162,200)	2,560,845
Impairment losses on financial assets	(751,649)	855	-	-	(750,794)	(117)	(750,911)	(67,612)	(818,523)
Personnel expenses	(458,927)	(11,766)	(5,542)	(13,678)	(489,913)	(3,905)	(493,818)	-	(493,818)
Depreciation and amortization	(151,347)	(2,041)	(447)	(3,176)	(157,011)	(88)	(157,099)	49,490	(107,609)
Other administrative expenses	(1,145,938)	(36,148)	(16,677)	(52,145)	(1,250,908)	(11,482)	(1,262,390)	(22,817)	(1,285,207)
Income from equity interests in affiliates	(13,954)	-	-	-	(13,954)	-	(13,954)	-	(13,954)
Profit (loss) before taxes	(250,527)	52,538	73,087	202,876	77,974	(33,101)	44,873	(203,139)	(158,266)
Current income tax and social contribution	(5,709)	(17,326)	(24,853)	(47,434)	(95,322)	(1,106)	(96,428)	-	(96,428)
Deferred income tax and social contribution	194,116	210	238	-	194,564	14,554	209,118	2,684	211,802
Profit (loss) for the period	(62,120)	35,422	48,472	155,442	177,216	(19,653)	157,563	(200,455)	(42,892)

Total assets	43,761,314	470,883	125,989	407,963	44,766,149	23,447,162	68,213,311	(24,369,244)	43,844,067
Total liabilities	35,335,970	388,437	87,268	110,518	35,922,193	1,223,465	37,145,658	(441,986)	36,703,672
Total equity	8,425,344	82,446	38,721	297,445	8,843,956	22,223,697	31,067,653	(23,927,258)	7,140,395

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

	09/30/2021
	Banking	Inter Invest	Inter Seguros	Inter Shop	Total reported	Others	Combined	Eliminations and adjustments	Consolidated
Interest income	941,816	189	-	-	942,005	23,798	965,803	(3,733)	962,070
Interest expenses	(292,681)	(232)	-	-	(292,913)	-	(292,913)	2,506	(290,407)
Net interest income	649,135	(43)	-	-	649,092	23,798	672,890	(1,227)	671,663

Revenues from services and commissions	162,975	43,748	37,335	115,368	359,426	1,733	361,159	-	361,159
Expenses from services and commissions	(71,550)	-	-	-	(71,550)	-	(71,550)	-	(71,550)
Net result from services and commissions	91,425	43,748	37,335	115,368	287,876	1,733	289,609	-	289,609

Income from securities	432,421	8,289	3,466	26	444,202	1,153	445,355	(22,205)	423,150
Net gains / (losses) from derivatives	(53,566)	-	-	-	(53,566)	-	(53,566)	-	(53,566)
Other revenues	242,839	17,615	22,602	471	283,527	18,774	302,301	(142,467)	159,834

Net revenues	1,362,254	69,609	63,403	115,865	1,611,131	45,458	1,656,589	(165,899)	1,490,690

Impairment losses on financial assets	(310,358)	-	-	-	(310,358)	-	(310,358)	(101,757)	(412,115)
Personnel expenses	(276,461)	(7,098)	(4,937)	(6,242)	(294,738)	(1,419)	(296,157)	-	(296,157)
Depreciation and amortization	(71,034)	(438)	(221)	(1,531)	(73,224)	(36)	(73,260)	(2,127)	(75,387)
Other administrative expenses	(775,020)	(29,223)	(4,392)	(18,308)	(826,943)	(10,719)	(837,662)	11,895	(825,767)
Income from equity interests in affiliates	(1,561)	-	-	-	(1,561)	-	(1,561)	-	(1,561)

Income (loss) before taxes	(72,180)	32,850	53,853	89,784	104,307	33,284	137,591	(257,888)	(120,297)

Current income tax and social contribution	-	(8,686)	(7,721)	(16,421)	(32,828)	(1,498)	(34,326)	-	(34,326)
Deferred income tax and social contribution	108,473	(1,200)	-	-	107,273	-	107,273	48,506	155,779
Profit (loss) for the period	36,293	22,964	46,132	73,363	178,752	31,786	210,538	(209,382)	1,156

Total assets	36,452,503	379,389	124,670	232,470	37,189,032	6,231,057	43,420,089	(6,793,752)	36,626,337
Total liabilities	27,946,815	320,743	69,890	90,756	28,428,204	16,838	28,445,042	(268,488)	28,176,553
Total equity	8,505,688	58,646	54,780	141,714	8,760,828	6,214,220	14,975,047	(6,525,263)	8,449,784

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

Reconciliation of the management income by segment with consolidated results according to IFRS

Profit (loss) for the period	09/30/2022	09/30/2021
Total of reportable segments	177,216	178,752
Others	(19,653)	31,786
Adjustments and eliminations	(200,455)	(209,382)
Consolidated profit (loss)	(42,892)	1,156

Assets	09/30/2022	12/31/2021
Total of reportable segments	44,766,149	37,189,032
Others	23,447,162	6,231,057
Adjustments and eliminations	(24,369,244)	(6,793,752)
Total consolidated assets	43.844.067	36,626,337

Liabilities
Total of reportable segments	35,922,193	28,428,204
Others	1,223,465	16,838
Adjustments and eliminations	(441,986)	(268,488)
Total consolidated liabilities	36,703,672	28,176,554

Equity
Total of reportable segments	8,843,956	8,760,828
Others	22,223,697	6,214,219
Adjustments and eliminations	(23,927,258)	(6,525,263)
Consolidated equity	7,140,395	8,449,784

6	Financial risk management

Risk management in the Group includes credit, market, liquidity and operational risks. Management activities are carried out by specific and specialized structures, according to the policies, strategies and processes described in each of said risks.

The model adopted by the Group involves a structure of areas and committees ensuring:

●	Segregation of function;
●	Specific structure for risk management;
●	Defined management process;
●	Decisions at various hierarchical levels;
●	Clear norms and competence structure;
●	Defined limits and margins; and
●	Reference to best management practices
●

Risk management practices adopted by the Group are designed to be in line with the recommendations of Pillar III of the Basel Committee for both qualitative and quantitative aspects.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

a.	Credit risk

There have been no material changes in the nature of our credit risk exposures, how they arise, or regarding the Group’s objectives, policies and processes for managing them. That said, the Group continued to improve its internal risk management processes in the quarter ended September 30, 2022.

The following tables present the loans and advances to customers by product and risk:

		09/30/2022
	Low Risk	High Risk	Total
Loans and advances to customers	19,346,295	1,658,973	21,005,268
	19,346,295	1,658,973	21,005,268
Amounts due from financial institutions
Amounts due from financial institutions	3,417,500	-	3,417,500
	3,417,500	-	3,417,500
Derivative financial liabilities
Swap	40,347	-	40,347
	40,347	-	40,347

		12/31/2021
	Low Risk	High Risk	Total
Loans and advances to customers	16,156,725	1,059,637	17,216,362
	16,156,725	1,059,637	17,216,362
Amounts due from financial institutions
Amounts due from financial institutions	2,051,862	-	2,051,862
	2,051,862	-	2,051,862
Derivative financial liabilities
Swap	66,549	-	66,549
	66,549	-	66,549

b.	Maximum exposure to credit risk

	09/30/2022	12/31/2021
Exposure to credit risk
Balances of “Cash and cash equivalents”	838,310	500,446
Loans to financial institutions (see note 9)	1,029,786	298,104
Derivative financial liabilities	581	86,948
Loans and advances to customers	21,005,268	17,216,362
Other financial assets	13,373,465	12,757,687
Total exposure to credit risk	36,247,410	30,859,547

The portfolio of securities at FVOCI and amortized cost consists primarily of federal government bonds, considered to have a low credit risk.

c.	Description of guarantees

Financial instruments subject to credit risk are subject to a thorough credit assessment prior to contracting and disbursement and throughout the term of operations. Credit analyses are based on understanding the operational characteristics of customers, their indebtedness capacity, considering cash flow, payment history, credit reputation and, secondarily, considering the guarantees that can back such operations.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

Loans and advances to customers, as presented in Note 10, are mainly represented by the following operations:

●	Working capital operations: are guaranteed by receivables, promissory notes, sureties provided by their owners and occasionally by property or other tangible assets, when applicable;
●	Amortizations of payroll-deductible loans: represented mainly by payroll card and personal loans and credit. These are deducted directly from the borrowers’ pensions, income or salaries and settled directly by the entity responsible for making those payments (e.g. company or government body); The operations of FGTS anniversary withdrawal are guaranteed by transfer;
●	Personal loans and credit cards: generally, they have no guarantees;
●	Real estate financing: it is guaranteed by the financed property.

Repossessed collateral is generally sold at public auctions, free of any charges or encumbrances with no guarantee or with guarantee.

Guarantees of real estate loans and financing

The following tables structure the credit exposures of real estate loans and advances to retail customers by loan-to-value ratio (LTV) scales. LTV is calculated as the ratio of the gross loan amount or the committed amount of loans to the collateral value. Gross amounts exclude any provision for impairment. The assessment of collateral on real estate loans is based on the updated value, based on changes in real estate price indices:

	09/30/2022	12/31/2021
< 30%	638,140	582,421
31 - 50%	1,694,559	1,584,454
51 - 70%	2,223,512	2,116,015
71 - 90%	1,332,970	756,870
> 90%	40,889	81,651
	5,930,070	5,121,411

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

a.	Concentration of loan portfolio and advances to customers:

Analysis of the breakdown of balance of loans and advances to customers per sector of activity:

	09/30/2022		12/31/2021
	Balance	%	Balance	%
Private sector
Real estate loans	5,930,070	28.23%	5,121,411	29.75%
Personal loans and personal credit	5,057,444	24.08%	3,579,283	20.79%
Business loans	2,978,792	14.18%	3,017,159	17.52%
Credit card	6,411,572	30.52%	4,798,318	27.87%
Rural loans	627,390	2.99%	700,191	4.07%
Total Portfolio	21,005,268	100.00%	17,216,362	100.00%

The concentration of the Group’s portfolio of Loans and advances to customers is as follows:

	09/30/2022		12/31/2021
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers

Major debtor	240,682	1.15%	274,262	1.59%
Total of the 10 larger debtors	1,055,329	5.02%	1,610,203	9.35%
Total of the 20 largest debtors	1,427,595	6.80%	2,034,977	11.82%
Total of the 50 largest debtors	2,027,243	9.65%	2,627,038	15.26%
Total of the 100 largest debtors	3,037,236	14.46%	3,479,129	20.21%

The breakdown of loans and advances to customers by term is as follows:

	09/30/2022
	To fall due	Overdue	Total
Installments to become due
To fall due within 90 days	3,249,877	-	3,249,877
To fall due between 91 and 360 days	5,278,309	-	5,278,309
To fall due in more than 360 days	10,066,941	-	10,066,941
Total to become due	18,595,127	-	18,595,127

Overdue installments
Overdue by 15 days or more	-	2,410,141	2,410,141
Total overdue	-	2,410,141	2,410,141

Total Portfolio	18,595,127	2,410,141	21,005,268

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

	12/31/2021
	To fall due	Overdue	Total
Installments to become due
To fall due within 90 days	2,849,136	-	2,849,136
To fall due between 91 and 360 days	3,868,156	-	3,868,156
To fall due in more than 360 days	8,732,081	-	8,732,081
Total to become due	15,449,373	-	15,449,373

Overdue installments
Overdue by 15 days or more	-	1,766,989	1,766,989
Total overdue	-	1,766,989	1,766,989

Total Portfolio	15,449,373	1,766,989	17,216,362

b.	Liquidity risk

The liquidity risk is the possibility that the Group may not be able to effectively meet its expected and unexpected obligations, including those arising from binding guarantees, without affecting its daily operations and incurring material losses; and possibility that the Group may not be able to trade a position at market price due to its large size in relation to the usually traded volume, or due to market discontinuity.

There have been no material changes in the nature of liquidity risk exposures, how they arise or in the Group’s objectives, policies and processes for managing them, although the Group continues improving its internal risk management processes in the quarter ended September 30, 2022.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

c.	Analyses of financial instruments by remaining contractual term

The table below presents the projected future realizable value of the Group’s financial assets and liabilities by contractual term:

	09/30/2022
	Note	Up to 3 months	3-12 months	>1 year	Total
Financial assets
Cash and cash equivalents	8	838,310	-	-	838,310
Compulsory deposits at Central Bank of Brazil	9b	2,686,243	-	-	2,686,243
Amounts due from financial institutions	9	3,417,500	-	-	3,417,500
Securities	11	501,892	384,581	12,486,992	13,373,465
Derivative financial assets	12	581	-	-	581
Loans and advances to customers	10	5,660,018	5,278,309	10,066,941	21,005,268
Other assets	17	173,677	460,803	553,859	1,188,339
Total financial assets		13,278,221	6,123,693	23,107,792	42,509,706

Financial liabilities
Liabilities with financial institutions	18	7,349,464	-	-	7,349,464
Liabilities with customers	19	12,682,252	849,420	7,920,354	21,452,026
Securities issued	20	1,863,824	421,032	4,632,063	6,916,919
Derivative financial liabilities	9	-	-	40,347	40,347
Borrowing and onlending	21	1,868	5,714	25,538	33,119
Other liabilities	24	372,637	155,816	170,399	698,852
Total financial liabilities		22,270,045	1,431,982	12,788,701	36,490,727

	12/31/2021
	Note	Up to 3 months	3-12 months	>1 year	Total
Financial assets
Cash and cash equivalents	8	500,446	-	-	500,446
Compulsory deposits at Central Bank of Brazil	9b	2,399,488	-	-	2,399,488
Amounts due from financial institutions	9	2,051,862	-	-	2,051,862
Securities	11	474,509	203,451	12,079,727	12,757,687
Derivative financial assets	12	86,948	-	-	86,948
Loans and advances to customers	10	4,616,124	3,868,156	8,732,082	17,216,362
Other assets	17	687,336	28,012	77,387	792,735
Total		10,816,713	4,099,619	20,889,196	35,805,528

Financial liabilities
Liabilities with financial institutions	18	5,306,020	35,444	-	5,341,464
Liabilities with customers	19	11,360,378	6,956,400	16,765	18,333,543
Securities issued	20	112,591	3,349,639	109,863	3,572,093
Derivative financial liabilities	9	-	29,452	37,093	66,545
Borrowing and onlending	21	99	1,087	23,886	25,071
Other liabilities	24	374,327	134,744	108,277	617,349
Total		17,153,415	10,506,766	295,884	27,956,065

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

d.	Market risk management

Market risk is the possibility of losses arising from fluctuations in the fair value of financial instruments held by the Institution and its subsidiaries, including risks arising from transactions subject to foreign exchange, interest rates, share prices and commodity prices.

At Inter&Co, market risk management has, among others, the objective of supporting the business areas, establishing processes and implementing tools necessary for the assessment and control of related risks, enabling the measurement and monitoring of risk levels, as defined by Senior Management.

Market risk positions are analyzed and monitored by the Asset and Liability Committee where the control reports and management positions are analyzed. Market risk controls allow the analytical assessment of information and are in a constant process of improvement, seeking to provide a view that is more in line with the current needs of Inter and its subsidiaries. The Institution and its subsidiaries have improved the internal aspects of risk management and mitigation.

Measurement

Inter & Co, in accordance with CMN Resolution No. 4,557/2017, aiming at greater efficiency in the management of its operations exposed to market risk, segregates its operations, including derivative financial instruments, as follows:

•	Trading Book: composed of operations contracted with the intention of being traded or for hedge of the trading book, for which there is an intention to be traded before their contractual term, subject to normal market conditions, and which do not contain a clause of non-tradability.

•	Banking Book: composed of operations not classified in the Trading Book, whose main characteristic is the intention of being held until their maturities.

In line with the best market practices, the Company manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a time horizon (TH) of one day, scaled to 21 days.

We present below the set of operations recorded in the Trading Book:

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

R$ Thousand	09/30/2022	12/31/2021
Risk Factor	VaR 21 dias	VaR 21 Dias
Price Index Coupon	5,155	4,882
Fixed Interest Rate	683	83
Foreign Currency	3,298	80
Share price	233	1,599
Subtotal	9,368	6,645

Diversification Effect (correlation)	4,105	1,758
Value - At - Risk	5,264	4,887

The VaR of the Banking Portfolio by risk factor is presented in the following table:

R$ Thousand	09/30/2022	12/31/2021
Risk Factor	VaR 21 dias	VaR 21 Dias
Price Index Coupon	200,532	364,502
Fixed Interest Rate	78,162	36,555
Fixed Interest Rate	60,677	49,577
Others	8,280	-
Subtotal	347,651	450,634

Diversification Effect (correlation)	43,942	84,587
Value-At-Risk	303,708	367,458

e.	Sensitivity analysis

To determine the sensitivity of Inter's positions to movements in market variables, a sensitivity analysis was performed for relevant market risk factors. The largest losses, by risk factor, in each of the scenarios were presented with an impact on profit or loss, providing a view of the exposure by risk factor in specific scenarios.

Simulations were made with three possible scenarios in accordance with ICVM 475/2008, in order to estimate the impact on the fair value of the financial assets presented below:

•	Scenario I: Probable situation, which reflects the perception of the Bank's senior management in relation to the scenario with the highest probability of occurrence considering macroeconomic factors and market information (B3, Anbima etc.) observed in the period. Assumption used: deterioration and evolution in market variables through parallel shocks of 1 basis point in price index coupon rates, interest rate coupons, fixed rates, considering the worst

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022 resulting losses by risk factor and, consequently, not considering the rationality between the macroeconomic variables.

•	Scenario II: Possible situation of deterioration and evolution in market variables through a 25% shock in the curves of price index coupon rates, interest rate coupons, fixed interest based on market conditions observed in each period, being considering the worst losses resulting from each risk factor and, consequently, not considering the rationality between the macroeconomic variables.

•	Scenario III: Possible situation of deterioration and evolution in market variables through a 50% shock in the curves of price index coupon rates, interest rate coupons, fixed interest based on market conditions observed in each period, being considering the worst losses resulting from each risk factor and, consequently, not considering the rationality between the macroeconomic variables.

The following table presents the results obtained for the Trading Book and for the Banking Book in an aggregate manner.

Exposures	R$ Thousand
Banking and Trading Portfolios		scenarios				09/30/2022
Risk factor	Risk in variation in	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	Price index coupon	Increase	(2,968)	Increase	(73,250)	Increase	(144,562)
IGP-M coupon	Price index coupon	Increase	(28)	Increase	(700)	Increase	(1,388)
Fixed rate	Fixed rate	Increase	(631)	Increase	(15,830)	Increase	(31,782)
TR coupon	Interest rate coupon	Increase	(858)	Increase	(21,161)	Increase	(41,710)

Exposures	R$ Thousand
Banking and Trading Portfolios		scenarios				12/31/2021
Risk factor	Risk in variation in	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	Price index coupon	Increase	(3.045)	Increase	(378)	Increase	(658.147)
IGP-M coupon	Price index coupon	Increase	(42)	Increase	(6)	Increase	(10.118)
Fixed rate	Fixed rate	Decrease	(334)	Decrease	(183)	Decrease	(551.209)
TR coupon	Interest rate coupon	Increase	(813)	Increase	(23)	Increase	(226.744)

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

7	Capital management and fair values of financial instruments

a.	Capital management and solvency ratios

There were no material changes in the capital requirements applicable to Inter or in the processes and procedures used to manage them in the quarter ended September 30, 2022. The following table establishes the applicable regulatory capital requirements:

	09/30/2022	12/31/2021
Referential Equity (RE)	7,162,093	7,955,238
Tier I Referential Equity	7,162,093	7,955,238
Core Capital (CC)	7,162,093	7,955,238
Risk Weighted Assets - RWA	24,039,291	17,953,263
RWA for Credit Risk by Standardized Approach - RWACPAD	20,914,461	16,198,394
RWA for Market Risk - RWAMPAD	618,763	323,581
RWA for Operating Risk by Standard Approach - RWAOPAD	2,506,066	1,431,287
Capital Requirement
Minimum Principal Capital required for RWA	1,081,768	807,897
Tier I Minimum Reference Equity required to RWA	1,442,357	1,077,196
Minimum Reference Equity required to RWA	1,923,143	1,436,261
Margin on Capital Requirements
Margin on Required Principal Capital	6,080,324	7,147,341
Margin on the Tier I Required Reference Equity	5,719,735	6,878,042
Core Capital Ratio (CC/RWA)	29.8%	44.3%
Tier I Capital Ratio (Tier I /RWA)	29.8%	44.3%
Basel Ratio (RE/RWA)	29.8%	44.3%

The policies and strategies, as well as the capital plan, enable maintenance of capital within levels compatible with the risks incurred by the Group. Stress tests are performed periodically and their impacts are assessed from the capital point of view.

b.	Financial instruments – Classification and fair values

Financial Instruments are classified as financial assets into the following measurement categories:

•     Amortized cost;

•     Fair value through other comprehensive income (FVOCI);

•     Fair value through profit or loss (FVTPL);

•

The measurement of fair value of a financial asset or liability can be classified in one of three approaches based on the type of information used for assessment, which are known as the fair value hierarchy levels, namely:

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

●	Level I - prices agreed on in active markets for identical assets and liabilities;

●	Level II – uses information other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). For example, fair value is determined using valuation techniques using observable market data; and

●	Level III – uses significant inputs that are not based on observable market data (unobservable inputs).

The following table shows the breakdown of financial assets and liabilities according to the book classification. It also shows the book and fair values of financial assets and liabilities, including their fair value classifications. It does not include information on the fair value of financial assets and liabilities not measured at fair value when the book value is a reasonable approximation of fair value.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

	Fair Value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Total	Level 1	Level 2	Level 3	Total
September 30, 2022
Financial assets
Cash and cash equivalents	-	-	838,310	838,310	-	-	-	-
Amounts due from financial institutions	-	-	3,417,500	3,417,500	-	-	-	-
Compulsory deposits at Central Bank of Brazil	-	-	2,686,243	2,686,243	-	-	-	-
Loans and advances to customers	-	-	21,005,268	21,005,268	-	-	-	-
Securities, net of provision for expected loss	1,428,574	10,672,314	1,272,577	13,373,465	10,350,852	1,750,036	-	12,100,888
Fair value through other comprehensive income - FVOCI
Financial Treasury Bills	-	5,414,259	-	5,414,259	5,414,259	-	-	5,414,259
National Treasury Bills	-	586,922	-	586,922	586,922	-	-	586,922
National Treasury Notes	-	3,574,848	-	3,574,848	3,574,848	-	-	3,574,848
Debentures	-	766,293	-	766,293	414,102	352,191	-	766,293
Certificates of real estate receivables	-	275,054	-	275,054	-	275,054	-	275,054
Investment fund quotas	-	24,871	-	24,871	-	24,871	-	24,871
Financial Bills	-	30,067	-	30,067	-	30,067	-	30,067
Fair value through profit or loss - FVTPL
Financial Treasury Bills	51,456	-	-	51,456	51,456	-	-	51,456
Investment fund quotas	445,766	-	-	445,766	195,630	250,136	-	445,766
Certificates of real estate receivables	53,339	-	-	53,339	34,408	18,931	-	53,339
Certificates of Agricultural Receivables	283,955	-	-	283,955	9,801	274,154	-	283,955
Debentures	455,997	-	-	455,997	67,994	388,003	-	455,997
Financial Bills	92,989	-	-	92,989	-	92,989	-	92,989
Bank Deposit Certificates	28,250	-	-	28,250	770	27,480	-	28,250
Agribusiness Letters of Credit	12,109	-	-	12,109	-	12,109	-	12,109
Real Estate Credit Bills	4,290	-	-	4,290	239	4,051	-	4,290
Others	423	-	-	423	423	-	-	423
Amortized cost
Debentures	-	-	134,009	134,009	-	-	-	-
National Treasury Notes (NTN)	-	-	636,695	636,695	-	-	-	-
Rural Product Bill	-	-	501,873	501,873	-	-	-	-
Derivative financial assets	581	-	-	581	-	581	-	581
Other assets	-	-	1,188,339	1,188,339	-	-	81,869	81,869
Total financial assets	2,857,729	21,344,628	31,680,814	55,883,171	20,701,704	3,500,653	81,869	12,183,338
Financial liabilities
Liabilities with financial institutions	-	-	7,349,464	7,349,464	-	-	-	-
Liabilities with customers	-	-	21,452,026	21,452,026	-	-	-	-
Securities issued	-	-	6,916,919	6,916,919	-	-	-	-
Derivative financial liabilities	40,347	-	-	40,347	-	40,347	-	40,347
Borrowing and onlending	-	-	33,119	33,119	-	-	-	-
Other liabilities	-	-	698,852	698,852	-	-	-	-
Total financial liabilities	40,347	-	36,450,380	36,490,727	-	40,347	-	40,347

(*) The financial assets classified as “Level III” consists mainly of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$ 45,000 and contingent consideration to be paid based on Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

	Book Value					Fair Value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Financial liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total

December 31, 2021
Financial assets
Cash and cash equivalents	-	-	500,446	-	500,446	-	-	-	-
Amounts due from financial institutions	-	-	2,051,862	-	2,051,862	-	-	-	-
Compulsory deposits at Central Bank of Brazil	-	-	2,399,488	-	2,399,488	-	-	-	-
Loans and advances to customers	-	-	17,216,362	-	17,216,362	-	-	-	-
Securities, net of provision for expected loss	778,417	11,137,938	841,332	-	12,757,687	-	11,914,753	-	11,914,753
Fair value through other comprehensive income - FVOCI
Financial Treasury Bills	-	6,201,734	-	-	6,201,734	6,201,734	-	-	6,201,734
National Treasury Bills	-	412,963	-	-	412,963	412,964	-	-	412,964
National Treasury Notes	-	3,675,236	-	-	3,675,236	3,675,236	-	-	3,675,236
Debentures	-	440,093	-	-	440,093	229,862	210,233	-	440,095
Certificates of real estate receivables	-	307,667	-	-	307,667	48,366	259,370	-	307,736
Investment fund quotas	-	13,719	-	-	13,719	-	-	-	-
Financial Bills	-	56,439	-	-	56,439	-	56,439	-	56,439
Certificates of Agricultural Receivables	-	30,087	-	-	30,087	-	30,087	-	30,087
Fair value through profit or loss - FVTPL
National Treasury Bills	40,384	-	-	-	40,384	40,384	-	-	40,384
Investment fund quotas	298,992	-	-	-	298,992	50,191	248,801	-	298,992
Certificates of real estate receivables	41,579	-	-	-	41,579	-	41,579	-	41,579
Certificates of Agricultural Receivables	273,716	-	-	-	273,716	-	273,716	-	273,716
Debentures	65,729	-	-	-	65,729	-	65,729	-	65,729
Financial Bills	25,092	-	-	-	25,092	-	25,092	-	25,092
Bank Deposit Certificates	10,648	-	-	-	10,648	-	10,648	-	10,648
Agribusiness Letters of Credit	14,552	-	-	-	14,552	-	14,552	-	14,552
Real Estate Credit Bills	7,322	-	-	-	7,322	-	7,322	-	7,322
Others	403	-	-	-	403	403	-	-	403
Amortized cost
Debentures	-	-	185,136	-	185,136	-	-	-	-
Financial Bills	-	-	11,676	-	11,676	-	-	-	-
National Treasury Notes	-	-	605,092	-	605,092	-	-	-	-
Rural Product Bill	-	-	28,075	-	28,075	-	-	-	-
Certificates of real estate receivables	-	-	11,353	-	11,353	-	-	-	-
Derivative financial assets	86,948	-	-	-	86,948	-	86,948	-	86,948
Other assets	-	-	792,735	-	792,735	-	-	77,387	77,387
Total financial assets	865,365	11,137,938	23,802,225	-	35,805,528	10,659,140	1,330,516	77,387	12,067,043
Financial liabilities
Liabilities with financial institutions	-	-	-	5,341,464	5,341,464	-	-	-	-
Liabilities with customers	-	-	-	18,333,543	18,333,543	-	-	-	-
Securities issued	-	-	-	3,572,093	3,572,093	-	-	-	-
Derivative financial liabilities	66,545	-	-	-	66,545	-	66,545	-	66,545
Borrowing and onlending	-	-	-	25,071	25,071	-	-	-	-
Other liabilities	-	-	-	617,349	617,349	-	-	-	-
Total financial liabilities	66,545	-	-	27,889,520	27,956,065	-	66,545	-	66,545

(*) The financial assets classified as “Level III” consists mainly of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$ 45,000 and contingent consideration to be paid based on Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

The methodology used for the measurement of financial assets and liabilities classified as “Level II” (derivative financial instruments and securities) is the discounted present value technique, using the market rates disclosed by ANBIMA - “Brazilian Association of Financial and Capital Market Entities”, IBGE – “Brazilian Institute of Geography and Statistics” and B3.

During the period ended September 30, 2022, there were no changes in the measurement method of financial assets and liabilities that would imply the reclassification of financial assets and liabilities between the different fair value hierarchy levels.

8	Cash and cash equivalents

Cash and cash equivalents
	09/30/2022	12/31/2021
Cash and cash equivalents in domestic currency	375,383	444,212
Cash and cash equivalents in foreign currency	175,728	20,643
Reverse purchase agreements*	287,199	35,591
Total cash and cash equivalents	838,310	500,446

* Refers to operations whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value.

a.	Reverse purchase agreements

Reverse purchase agreements
	09/30/2022	12/31/2021
Own portfolio
Financial Treasury Bills (LFT)	229,484	-
National Treasury Bills (LTN)	3,579	30,448
National Treasury Notes (NTN)	980	1,048
Bank deposit certificates	7,217	4,095
Investment in CDI	45,939	-
Total reverse purchase agreements	287,199	35,591

9	Amounts due from financial institutions and compulsory deposits at Central Bank of Brazil

a.	Breakdown of amounts due from financial institutions:

	09/30/2022	12/31/2021
Interbank deposit investments	2,376,438	1,729,676
Interbank onlending	14,769	25,559
Loans to financial institutions	1,029,786	298,104
Expected loss	(3,493)	(1,477)
Total	3,417,500	2,051,862

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

b.	Mandatory deposits - Central Bank of Brasil

September 30, 2022 R$ 2,686,243 (2021: R$ 2,399,488) of compulsory deposits were indexed to the SELIC rate.

10	Loans and advances to customers

a.	Breakdown of balance of Loans and advances to customers

	09/30/2022	12/31/2021
Real estate loans	5,930,070	5,121,411
Personal loans and personal credit	5,057,444	3,579,283
Business loans	2,978,792	3,017,159
Credit card	6,411,572	4,798,318
Rural loans	627,390	700,191
Total	21,005,268	17,216,362

Impairment loss	(1,184,365)	(680,932)

Net balance	19,820,903	16,535,429

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

b.	Analysis of changes in expected losses by stage

We present the expected losses below:

Stage 1	Opening balance at 01/01/2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Contracts concluded	Write-offs to loss	Formation / (Reversal)	Closing balance at 09/30/2022
Real estate loans	49,569	(3,335)	(1,825)	4,597	2,004	(6,551)	-	17,892	62,351
Personal loans and personal credit	57,344	(2,015)	(5,700)	940	462	(10,382)	-	55,086	95,732
Business loans	12,586	(51)	(329)	41	606	(3,908)	-	1,449	10,760
Credit card	202,481	(3,103)	(194)	986	3	(72,137)	-	246,026	373,699
Rural loans	25,677	-	(56)	-	-	(13,605)	-	18,200	30,216
	347,657	(8,504)	(8,104)	6,564	3,075	(106,583)	-	338,653	572,758

Stage 2	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Contracts concluded	Write-offs to loss	Formation / (Reversal)	Closing balance at 09/30/2022
Real estate loans	13,361	(4,597)	(1,661)	3,335	2,124	(1,781)	-	3,831	14,612
Personal loans and personal credit	11,095	(940)	(4,400)	2,015	218	(3,286)	(26)	10,290	14,966
Business loans	324	(41)	(156)	51	-	(1)	-	(92)	85
Credit card	29,101	(986)	(5,300)	3,103	15	(22,356)	-	67,375	70,952
	53,882	(6,564)	(11,517)	8,504	2,357	(27,424)	(26)	81,404	100,615

Stage 3	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Contracts concluded	Write-offs to loss	Formation / (Reversal)	Closing balance at 09/30/2022
Real estate loans	17,062	(2,004)	(2,124)	1,825	1,661	(7,478)	(1,613)	10,834	18,163
Personal loans and personal credit	73,065	(462)	(218)	5,700	4,400	(11,959)	(43,758)	137,033	164,801
Business loans	3,110	(606)	-	329	156	(776)	(564)	(255)	1,394
Credit card	186,157	(3)	(15)	194	5,300	(159,731)	(10,509)	306,166	327,559
Rural loans	-	-	-	56	-	-	-	19	75
	279,393	(3,075)	(2,357)	8,104	11,517	(179,944)	(56,444)	453,797	510,992

Consolidated					Opening balance at 01/01/2022	Contracts concluded	Write-offs to loss	Formation / (Reversal)	Closing balance at 09/30/2022
Real estate loans					79,992	(15,810)	(1,613)	32,557	95,126
Personal loans and personal credit					141,504	(25,627)	(43,784)	202,409	274,502
Business loans					16,020	(4,685)	(564)	1,102	11,873
Credit card					417,739	(254,224)	(10,509)	619,567	772,573
Rural loans					25,677	(13,605)	-	18,219	30,291
					680,933	(313,951)	(56,470)	873,854	1,184,365

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

Stage 1	Opening balance at 01/01/2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Contracts concluded	Write-offs to loss	Formation / (Reversal)	Closing balance at 09/30/2021
Real estate loans	34,898	(4,274)	(1,239)	3,681	1,618	(6,049)	-	11,868	40,502
Personal loans and personal credit	20,196	(805)	(949)	153	100	(8,362)	(153)	33,018	43,198
Business loans	5,678	(74)	(162)	-	-	(301)	-	3,668	8,810
Credit card	103,694	(1,656)	(8,540)	297	174	(21,456)	(467)	120,581	192,627
Rural loans	5,675	-	-	-	-	(1,920)	-	14,242	17,997
Total	170,142	(6,809)	(10,890)	4,131	1,892	(38,088)	(620)	183,377	303,134

Stage 2	Opening balance at 01/01/2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Contracts concluded	Write-offs to loss	Formation / (Reversal)	Closing balance at 09/30/2021
Real estate loans	10,848	(3,681)	(1,331)	4,274	2,085	(2,054)	(3)	2,884	13,022
Personal loans and personal credit	4,432	(153)	(1,206)	805	53	(2,076)	(47)	5,671	7,479
Business loans	4	-	-	74	-	(3)	(1)	75	149
Credit card	4,909	(297)	(2,259)	1,656	4	(2,232)	(96)	18,059	19,744
Total	20,195	(4,131)	(4,796)	6,809	2,142	(6,365)	(147)	26,689	40,394

Stage 3	Opening balance at 01/01/2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Contracts concluded	Write-offs to loss	Formation / (Reversal)	Closing balance at 09/30/2021
Real estate loans	15,128	(1,618)	(2,085)	1,239	1,331	(6,311)	(3,024)	9,715	14,374
Personal loans and personal credit	21,262	(100)	(53)	949	1,206	(5,725)	(13,007)	58,542	63,074
Business loans	241	-	-	162	-	(4)	(240)	1,623	1,782
Credit card	55,389	(174)	(4)	8,540	2,259	(36,749)	(14,621)	121,148	135,788
Total	92,017	(1,892)	(2,142)	10,890	4,796	(48,789)	(30,892)	191,028	215,018

Consolidated					Balance at 01/01/2021	Contracts concluded	Write-offs to loss	Formation / (Reversal)	Closing balance at 09/30/2021
Real estate loans					60,874	(14,414)	(3,027)	24,467	67,898
Personal loans and personal credit					45,890	(16,163)	(13,207)	97,231	113,751
Business loans					5,923	(308)	(241)	5,366	10,741
Credit card					163,992	(60,437)	(15,184)	259,788	348,159
Rural loans					5,675	(1,920)	-	14,242	17,997
Total					282,354	(93,242)	(31,659)	401,094	558,546

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

c.	Analysis of changes in Loans and advances to customers by phase

Stage 1	Opening balance at 01/01/2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Contracts concluded	Write-offs to loss	Origination / (Receipt)	Closing balance at 09/30/2022
Real estate loans	4,782,311	(112,382)	(55,114)	87,189	13,421	(558,541)	-	1,414,666	5,571,550
Personal loans and personal credit	3,375,420	(81,377)	(67,222)	7,133	1,000	(239,386)	-	1,607,828	4,603,396
Business loans	2,962,934	(2,775)	(4,453)	2,152	5,667	(1,838,967)	-	1,838,288	2,962,846
Credit card	4,335,866	(51,559)	(1,500)	1,779	5	(824,903)	-	2,089,991	5,549,679
Rural loans	700,191	-	(1,535)	-	-	(371,408)	-	298,588	625,836
Total	16,156,722	(248,093)	(129,824)	98,253	20,093	(3,833,205)	-	7,249,361	19,313,307

Stage 2	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Contracts concluded	Write-offs to loss	Origination / (Receipt)	Closing balance at 09/30/2022
Real estate loans	224,817	(87,189)	(25,513)	112,382	14,227	(29,473)	-	27,606	236,857
Personal loans and personal credit	86,022	(7,133)	(34,309)	81,377	326	(23,278)	-	12,525	115,530
Business loans	4,923	(2,152)	(1,520)	2,775	-	(69)	-	(1,540)	2,417
Credit card	90,648	(1,779)	(21,248)	51,559	30	(66,052)	-	117,080	170,238
Total	406,410	(98,253)	(82,590)	248,093	14,583	(118,872)	-	155,671	525,042

Stage 3	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Contracts concluded	Write-offs to loss	Origination / (Receipt)	Closing balance at 09/30/2022
Real estate loans	114,283	(13,421)	(14,227)	55,114	25,513	(50,092)	(10,025)	14,518	121,663
Personal loans and personal credit	117,843	(1,000)	(326)	67,222	34,309	(26,411)	(48,845)	195,726	338,518
Business loans	49,301	(5,667)	-	4,453	1,520	(27,492)	(5,264)	(3,322)	13,529
Credit card	371,803	(5)	(30)	1,500	21,248	(319,600)	(18,620)	635,359	691,655
Rural loans	-	-	-	1,535	-	-	-	19	1,554
Total	653,230	(20,093)	(14,583)	129,824	82,590	(423,595)	(82,754)	842,300	1,166,919

Consolidated					Opening balance at 01/01/2022	Contracts concluded	Write-offs to loss	Origination / (Receipt)	Closing balance at 09/30/2022
Real estate loans					5,121,411	(638,106)	(10,025)	1,456,790	5,930,070
Personal loans and personal credit					3,579,285	(289,075)	(48,845)	1,816,079	5,057,444
Business loans					3,017,158	(1,866,528)	(5,264)	1,833,426	2,978,792
Credit card					4,798,317	(1,210,555)	(18,620)	2,842,430	6,411,572
Rural loans					700,191	(371,408)	-	298,607	627,390
Total					17,216,362	(4,375,672)	(82,754)	8,247,332	21,005,268

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

Stage 1	Opening balance at 01/01/2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Contracts concluded	Write-offs to loss	Origination / (Receipt)	Closing balance at 09/30/2021
Real estate loans	3,186,942	(135,006)	(47,625)	61,851	10,623	(548,796)	-	1,858,245	4,386,234
Personal loans and personal credit	1,573,668	(34,815)	(48,155)	975	288	(802,552)	(4,818)	2,245,682	2,930,273
Business loans	1,579,384	(7,422)	(16,055)	-	-	(884,369)	-	1,909,254	2,580,792
Credit card	1,773,870	(19,752)	(90,022)	876	348	(262,765)	(4,228)	2,172,629	3,570,956
Rural loans	177,637	-	-	-	-	(60,089)	-	427,687	545,235
Total	8,291,501	(196,995)	(201,857)	63,702	11,259	(2,558,571)	(9,046)	8,613,497	14,013,490

Stage 2	Opening balance at 01/01/2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Contracts concluded	Write-offs to loss	Origination / (Receipt)	Closing balance at 09/30/2021
Real estate loans	185,080	(61,851)	(24,086)	135,006	13,692	(34,774)	(82)	7,711	220,696
Personal loans and personal credit	32,718	(975)	(10,831)	34,815	104	(13,168)	(548)	24,327	66,442
Business loans	1,298	-	(3)	7,422	-	(1,235)	(57)	67	7,492
Credit card	20,002	(876)	(7,962)	19,752	7	(9,778)	(1,311)	43,326	63,160
Total	239,098	(63,702)	(42,882)	196,995	13,803	(58,955)	(1,998)	75,431	357,790

Stage 3	Opening balance at 01/01/2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Contracts concluded	Write-offs to loss	Origination / (Receipt)	Closing balance at 09/30/2021
Real estate loans	99,333	(10,623)	(13,692)	47,625	24,086	(41,441)	(19,856)	10,861	96,293
Personal loans and personal credit	47,171	(288)	(104)	48,155	10,831	(12,266)	(28,657)	40,318	105,160
Business loans	2,187	-	-	16,055	3	(111)	(2,186)	1,361	17,309
Credit card	110,768	(348)	(7)	90,022	7,962	(73,500)	(29,228)	164,372	270,041
Total	259,459	(11,259)	(13,803)	201,857	42,882	(127,318)	(79,927)	216,912	488,803

Consolidated					Balance at 01/01/2021	Contracts concluded	Write-offs to loss	Origination / (Receipt)	Closing balance at 09/30/2021
Real estate loans					3,471,355	(625,011)	(19,938)	1,876,817	4,703,223
Personal loans and personal credit					1,653,557	(827,986)	(34,023)	2,310,327	3,101,875
Business loans					1,582,869	(885,715)	(2,243)	1,910,682	2,605,593
Credit card					1,904,640	(346,043)	(34,767)	2,380,327	3,904,157
Rural loans					177,637	(60,089)	-	427,687	545,235
Total					8,790,058	(2,744,844)	(90,971)	8,905,840	14,860,083

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

11	Securities, net of provision for expected loss

a.	Breakdown of securities, net of provision for expected loss:

	09/30/2022	12/31/2021
Fair value through other comprehensive income, net of losses - FVOCI
Financial Treasury Bills	5,414,259	6,201,734
Debentures	766,293	440,093
Certificates of real estate receivables	275,054	307,667
Investment fund quotas	-	13,719
Financial Bills	24,871	56,439
National Treasury Notes	3,574,848	3,675,236
National Treasury Bills	586,922	412,963
Commercial Promissory Note	30,067	30,087
Subtotal	10,672,314	11,137,938
Amortized cost, net of losses
Debentures	134,009	185,136
Financial Bills	-	11,676
National Treasury Notes	636,695	605,092
Rural Product Bill	501,873	28,075
Certificates of real estate receivables	-	11,353
Subtotal	1,272,577	841,332
Fair value through profit or loss - FVTPL
Investment fund quotas	445,766	298,992
Certificates of real estate receivables	53,339	41,579
Certificates of Agricultural Receivables	283,955	10,648
Debentures	455,997	273,716
Financial Treasury Bills	51,456	65,729
Financial Bills	92,989	40,384
Bank Deposit Certificates	28,250	25,092
Agribusiness Letters of Credit	12,109	14,552
Real Estate Credit Bills	4,290	7,322
Others	423	403
Subtotal	1,428,574	778,417

Total	13,373,465	12,757,687

b.	Income from securities

	Three-month period		Nine-month period
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Income from securities - FVOCI	217,653	221,395	818,805	390,666
Income from securities - FVTPL	45,470	4,751	116,201	22,173
Income from securities - Held for trading	77,859	2,274	160,835	10,311
Total	340,982	228,420	1,095,841	423,150

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

c.	Breakdown of the carrying amount of securities by maturity

	09/30/2022
	Up to 3 months	3-12 months	1-3 years	3-5 years	>5 years	Book Balance

Fair value through other comprehensive income - FVOCI	-	23,342	750,133	3,865,468	6,033,371	10,672,314
Financial Treasury Bills	-	23,342	-	2,389,049	3,001,868	5,414,259
Debentures	-	-	100,220	290,461	375,612	766,293
Certificates of real estate receivables	-	-	49,429	15,949	209,676	275,054
Financial Bills	-	-	-	1,124	23,747	24,871
National Treasury Notes	-	-	153,103	999,277	2,422,468	3,574,848
National Treasury Bills	-	-	447,381	139,541	-	586,922
Commercial Promissory Note	-	-	-	30,067	-	30,067
Amortized cost	42,809	288,880	252,864	49,169	638,855	1,272,577
Debentures	21,044	32,897	55,544	24,524	-	134,009
National Treasury Notes	-	-	-	-	636,695	636,695
Rural Product Bill	21,765	255,983	197,320	24,645	2,160	501,873
Fair value through profit or loss - FVTPL	459,083	72,359	189,828	335,471	371,833	1,428,574
Investment fund quotas	445,755	11	-	-	-	445,766
Certificates of real estate receivables	5,092	1,542	18,754	12,499	15,452	53,339
Certificates of Agricultural Receivables	10	1,018	16,626	104,822	161,479	283,955
Debentures	62	5,314	82,972	179,971	187,678	455,997
Financial Treasury Bills	-	-	24,235	27,221	-	51,456
Financial Bills	7,004	49,112	25,426	6,859	4,588	92,989
Bank Deposit Certificates	906	11,762	10,865	3,469	1,248	28,250
Agribusiness Letters of Credit	153	3,186	7,148	630	992	12,109
Real Estate Credit Bills	74	414	3,802	-	-	4,290
Others	27	-	-	-	396	423
Total	501,892	384,581	1,192,825	4,250,108	7,044,059	13,373,465

	12/31/2021
	Up to 3 months	3-12 months	1-3 years	3-5 years	>5 years	Book Balance
Fair value through other comprehensive income - FVOCI	84,388	131,735	1,023,883	2,129,437	7,768,495	11,137,938
Financial Treasury Bills	70,669	129,144	781,179	1,400,473	3,820,269	6,201,734
Debentures	-	2,591	78,600	172,128	186,774	440,093
Certificates of real estate receivables	-	-	49,524	50,293	207,850	307,667
Investment fund quotas	13,719	-	-	-	-	13,719
Financial Bills	-	-	13,089	14,686	28,664	56,439
National Treasury Notes	-	-	-	150,298	3,254,938	3,675,236
National Treasury Bills	-	-	101,491	311,472	-	412,963
Commercial Promissory Note	-	-	-	30,087	-	30,087
Amortized cost	11,353	59,509	140,336	25,042	605,092	841,332
Debentures	-	34,817	125,277	25,042	-	185,136
Financial Bills	-	11,676	-	-	-	11,676
National Treasury Notes	-	-	-	-	605,092	605,092
Certificates of real estate receivables	11,353	-	-	-	-	11,353
Rural Product Bill	-	13,016	15,059	-	-	28,075
Fair value through profit or loss - FVTPL	378,768	11,773	120,033	154,372	113,471	778,417
Investment fund quotas	298,992	-	-	-	-	298,992
Certificates of real estate receivables	7,694	2,311	13,683	7,310	10,581	41,579
Debentures	16,690	103	42,542	127,525	86,856	273,716
Financial Treasury Bills	22,752	-	18,127	14,782	10,068	65,729
Financial Bills	-	1,146	31,224	3,248	4,766	40,384
Bank Deposit Certificates	265	7,860	14,260	1,507	1,200	25,092
Certificates of Agricultural Receivables	10,648	-	-	-	-	10,648
Agribusiness Letters of Credit	14,552	-	-	-	-	14,552
Real Estate Credit Bills	6,772	353	197	-	-	7,322
Others	403	-	-	-	-	403
Total	474,509	203,017	1,284,252	2,308,851	8,487,058	12,757,687

12	Derivative financial liabilities

Inter carries out derivative transactions to meet its own risk exposure management needs and to meet its customers' requests to manage their exposures. Such

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022 transactions involve swaps and forward derivatives. Inter’s risk management policy is based on the use of derivative financial instruments with the main purpose of mitigating the risks arising from other operations carried out.

a.	Derivative financial instruments – amortized cost, fair value and maturities

	09/30/2022								12/31/2021
	Updated cost	Mark-to- market	Market value	Up to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Total	Total
Assets (A)
Forward purchase receivable	589	(8)	581	581	-	-	-	581	86,948

Liabilities (B)
Payable adjustment – swap	(40,326)	-	(40,326)	-	-	(40,326)	-	(40,326)	(66,545)
Payable adjustment – future	(5)	-	(5)	-	-	(5)		(5)	-
Payable adjustment - option	(16)	-	(16)	-	-	(16)	-	(16)	-

Net effect (A-B)	(39,758)	(8)	(39,766)	581	-	(40,347)	-	(39,766)	20,403

b.	Forward and swap contracts – reference value

	Up to 3 months	3 to 12 months	1 to 3 years	More than 3 years	09/30/2022	Total 12/31/2021
Forward contract - assets	581	-	-	-	581	86,948

Swap contracts - liabilities	-	-	78,000	-	78,000	172,933
Total	581	-	78,000	-	78,581	259,881

c.	Index swap contracts

The operations were carried out via in the stock market with exchange and feature guarantee margin and control by this stock exchange. As of September 30, 2022, Inter had 6 active CDI x IGP-M swap contracts, with a total notional amount of R$ 78,000 (2021: R$ 172,856), registered at B3 and a guarantee margin deposit, whose value can be adjusted at any time.The swap operation is the exchange of risks between two parties, consisting of an agreement for two parties to exchange the risk of an asset (creditor) or liability (debtor) position, on a specified date, with previously established conditions.

Inter's swap operations are classified as Hedge Accounting ("Fair Value Hedge"), as hedge from exposure to changes in the fair value of recognized loan operations, or an identified part of such asset attributable to a particular risk that may affect the result.

The hedging instrument (swap) was used to protect the risks related to the mismatch of indices between the asset and liability portfolios, specifically between interest rate and price index variations and are recognized at fair value in profit (loss) for the period. The fair value is the value which, according to market conditions, would be received for the assets and paid upon settlement of liabilities, calculated based on the rates practiced in the stock exchange markets.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

09/30/2022
Indexes	Notional value	Cost		Market value		Gain (loss)
		Bank	Counterparty	Bank	Counterparty
CDI x IGPM	78,000	93,304	139,478	93,304	133,651	(40,326)
Grand total	78,000	93,304	139,478	93,304	133,651	(40,326)

12/31/2021
Indexes	Notional value	Cost		Market value		Gain (loss)
		Bank	Counterparty	Bank	Counterparty
CDI x IGPM	112,856	124,282	184,140	124,282	180,520	(56,238)
CDI x IPCA	60,000	66,767	77,401	66,695	77,002	(10,307)
Grand total	172,856	191,049	261,541	190,977	257,522	(66,545)

d.	Hedge accounting

The Group provides a digital platform through which companies with which it has an agreement (‘partners’) offer goods and/or services to its customers.

The Group’s swaps are classified as hedging instruments in a Fair Value Hedge that covers the risks related to a portion of the real estate portfolio which is indexed to inflation rates. The hedged contracts from the real estate portfolio are measured at fair value in relation to the specific risk of hedged item.

13	Non-current assets held for sale

	09/30/2022	12/31/2021
Real estate	165,703	149,770
Impairment	-	(19,977)
Total	165,703	129,793

The balance of non-current assets held for sale comprises the assets originally received as collateral for Loans and advances to customers, which were taken over. Non-current assets held for sale are typically sold at auctions, which generally take place within one year.

As of September 30, 2022, Intel tested assets held for sale for impairment and verified that there is no indication of impairment.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

14	Investments

	% ownership interest		Investments		Three-month period		Nine-month period
Associated companies	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Granito Soluções em Pagamento S.A.	45.00%	45.00%	67,340	81,294	(3,892)	(5,454)	(13,954)	(1,561)
Total			67,340	81,294	(3,892)	(5,454)	(13,954)	(1,561)

Other investments			9,509	1,151	-	-	-	-
Total investments			76,849	82,445	(3,892)	(5,454)	(13,954)	(1,561)

 (i) All the above associated companies are accounted for in these condensed consolidated interim financial statements using the equity method.

a.	Equity in profit (loss) of associated companies

The summarized financial information related to Granito is presented below, representing the amounts presented in the associated company’s financial statements prepared in accordance with IFRS:

In thousands of reais	09/30/2022	12/31/2021
Ownership percentage	45%	45%
Current assets	1,513,440	1,084,177
Non-current assets	150,647	52,007
Current liabilities	(1,648,512)	(1,090,172)
Non-current liabilities	(571)	-
Net assets (100%)	15,004	46,012
Book value of the interest in the associated company (45%)	6,752	20,705
	09/30/2022	09/30/2021
Revenue	122,016	119,378
Profit (loss) for the period	(32,287)	(3,469)
Other changes in equity	(575)	-
Group’s share of profit for the period	(13,954)	(1,561)

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

15	Property and equipment

a.	Breakdown of property and equipment:

		09/30/2022
	Annual rate of depreciation	Historical cost	Accumulated depreciation	Business combination	Book value

Buildings	20% to 50%	35,782	(23,711)	5,966	18,037
Furniture and equipment	Up to 10%	16,284	(773)	-	15,511
Data processing systems	Up to 20%	14,756	(12)	-	14,744
Financial lease of buildings	4% to 5%	153,047	(7,434)	-	145,613
Total property and equipment		219,869	(31,930)	5,966	193,905

		12/31/2021
	Annual rate of depreciation	Historical cost	Accumulated depreciation	Business combination	Book value

Buildings	20% to 50%	27,547	(14,677)	17	12,887
Furniture and equipment	Up to 10%	12,445	(4,754)	1,257	8,948
Data processing systems	Up to 20%	14,390	(73)	-	14,317
Financial lease of buildings	4% to 5%	131,064	(3,741)	-	127,323
Total property and equipment		185,446	(23,245)	1,274	163,475

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

b.	Changes in property and equipment:

	Balances at 12/31/2021	Additions	Business combination	Transfers	Write-offs	Balances at 09/30/2022
Buildings	27,608	8,705	11,189	806	(1,337)	46,971
Furniture and equipment	14,012	2,873	-	(408)	(193)	16,284
Data processing systems	14,390	379	-	-	(13)	14,756
Leases	131,064	21,983	-	-	-	153,047
Total property and equipment - historical cost	187,074	33,940	11,189	398	(1,543)	231,058

Property and equipment - accumulated depreciation
Buildings	(14,721)	(3,998)	(5,223)	(5,005)	13	(28,934)
Furniture and equipment	(5,064)	(264)	-	4,541	14	(773)
Data processing systems	(72)	(6)	-	66	-	(12)
Leases	(3,741)	(3,693)	-	-	-	(7,434)
Total property and equipment - accumulated depreciation	(23,598)	(7,961)	(5,223)	(398)	27	(37,153)

Total property and equipment - residual value	163,476	25,979	5,966	-	(1,516)	193,905
	Balance at 12/31/2020	Addition	Business combination	Transfer	Write-offs	Balances at 09/30/2021

Buildings	21,969	4,572	61	(205)	-	26,397
Furniture and equipment	10,219	2,416	1,389	(99)	(458)	13,467
Data processing systems	12,348	1,687	-	304	(2)	14,337
Financial lease of buildings	109,264	4,951	-	-	-	114,215
Total property and equipment - historical cost	153,800	13,626	1,450	-	(460)	168,416

Property and equipment - accumulated depreciation
Buildings	(14,502)	(136)	(40)	-	-	(14,678)
Furniture and equipment	(74)	(2,788)	(246)	-	-	(3,108)
Data processing systems	(60)	(9)	-	-	-	(69)
Financial lease of buildings	(1,318)	(809)	-	-	-	(2,127)
Total property and equipment - accumulated depreciation	(15,954)	(3,742)	(286)	-	-	(19,982)

Total property and equipment - residual value	137,846	9,884	1,164	-	(460)	148,434

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022

16	Intangible assets
a.	Breakdown of intangible assets

		09/30/2022				12/31/2021
	Annual rate of amortization	Historical cost	(Accumulated amortization)	Business combination	Net value	Historical cost	(Accumulated amortization)	Business combination	Net value
Right-of-use	50% to 70%	205,602	(155,501)	-	50,101	129,399	(82,249)	-	47,150
Development costs	10% to 20%	211,603	(37,805)	-	173,798	129,948	(14,531)	-	115,417
Customer portfolio	20% to 50%	13,965	(5,122)	-	8,843	9,341	(3,739)	-	5,602
Goodwill due to expected future profitability	-	78,032	-	679,534	757,566	90,700	-	1	90,702
Intangible in progress	-	219,163	-	-	219,163	170,334	-	1,299	171,633
Total intangible assets		728,365	(198,428)	679,534	1,209,471	529,722	(100,519)	1,300	430,504

b.	Changes in intangible assets

	12/31/2021	Addition	Write-offs	Transfers	Business combination	Amortization	09/30/2022
Right-of-use	47,150	107,859	(30,237)	(1,419)	-	(73,252)	50,101
Development costs	115,417	21,646	(762)	60,771	-	(23,274)	173,798
Customer portfolio	5,602	4,727	(103)	-	-	(1,383)	8,843
Goodwill due to expected future profitability (a)	90,702	-	(12,670)	-	679,534	-	757,566
Intangible in progress	171,633	140,915	(34,033)	(59,352)	-	-	219,163
Total intangible assets	430,504	275,147	(77,805)	-	679,534	(97,909)	1,209,471

	12/31/2020	Addition	Write-offs	Transfers	Business combination	Amortization	09/30/2021
Right-of-use	29,489	74,738	(40,113)	(8,054)	1,061	(16,604)	40,517
Development costs	69,144	8,203	-	32,804	-	(13,232)	96,919
Customer portfolio	7,711	-	-	-	-	(1,642)	6,068
Goodwill due to expected future profitability	38,963	46,415	-	-	-	-	85,379
Intangible in progress	79,209	103,363	(7,453)	(24,750)	-	-	150,369
Total intangible assets	224,516	232,719	(47,566)	-	1,061	(31,478)	379,252

(a) This is the acquisition of USEND, see Note 4.3 – Business Combination

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

17	Other assets

	09/30/2022	12/31/2021
Amounts receivable from sale of investments (a)	84,520	77,154
Commissions and bonuses receivable (b)	157,037	142,543
Prepaid expenses I	301,570	159,688
Pending settlements (d)	92,896	148,995
Sundry debtoI(e)	75,300	71,234
Assignment with retention of risks and rewards	71,803	-
Early settlement of loan operations	22,917	7,524
Sales agreement of real estate receivable	40,121	27,948
Advances to third parties (f)	31,975	58,604
Taxes and contributions recoverable	147,407	51,928
Forex transactions	76,260	-
Other assets	86,533	47,117
Total	1,188,339	792,735

(a)	The amounts receivable for the sale of minority interest in a subsidiary consist mainly of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$ 45,000 and contingent consideration to be paid based on Inter Seguros’ EBITDA, the payments will be made in 2021, 2022, 2023 and 2024.
(b)	Receivable commissions and bonus: relates, primarily, to the bonus receivable from the business contract signed with Mastercard.
(c)	Prepaid expenses: refers mainly to the cost of acquisition of digital accounts clients, portability expenses to be allocated.
(d)	Pending settlements: relates, primarily, to transactions to be processed by Mastercard, in addition to settlement balances receivable from B3 exchange.
(e)	Sundry debtors: mainly refers to portability amounts to be processed, amounts to be processed from credit cards, reversal, negotiation and intermediation of amounts and debtors by judicial deposit.
(f)	Third party advances refer to: advances to employees of R$ 13,604 (2021: R$ 1,203), advance of administrative expenses of R$ 12,198 (2021: R$ 17,677) and third-party advance of R$ 6,173 (R$ 39,724).

18	Liabilities with financial institutions

	09/30/2022	12/31/2021
Interbank deposits	931,648	139,477
Payments with credit card network	4,833,046	3,876,964
Interbranch accounts	229,893	351,490
Financial Bills	1,354,877	973,533
Total liabilities with financial institutions	7,349,464	5,341,464

19	Liabilities with customers

	09/30/2022	12/31/2021
Demand deposits	10,418,989	9,932,809
Time deposits	9,558,462	6,922,061
Savings deposits	1,216,043	1,230,039
Creditors’ funds to be released	258,532	248,634
Total liabilities with customers	21,452,026	18,333,543

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

20	Securities issued

	09/30/2022	12/31/2021
Financial Bills	58,664	25,154
Real estate credit bills (a)	5,319,045	3,546,939
Agricultural credit bills	343,397	-
Debentures (b)	1,195,813	-
Total securities issued	6,916,919	3,572,093

(a)	Real Estate Credit Bill (LCI) is a fixed income instrument with exemption from income tax for individuals, backed by real estate loans. They are issued on demand, remunerated at a fixed or floating rate and have a fixed maturity. The Group offers LCIs issued by Banco Inter to its retail customers as a tax-free investment alternative to time deposits. Real estate loans in the gross amount of R$ 5,319,045 (2021: R$ 3,546,939) are pledged as collateral for these instrument.
(b)	Amount related to the issue of debentures of Holdfin. The debentures have a unit value of R$ 1 thousand reais at the issue date and maturity in 12 months, on June 14, 2023. 1,150,000 thousand debentures were issued and interest was applied to the Unit Nominal Value of the Debentures or the balance of the Unit Nominal Value, such interest corresponding to the accumulated variation of 100% (one hundred percent) of the daily average rates of one-day DI, “over extra-group”, expressed as a percentage to the base year of 252 (two hundred and fifty-two) Business Days, calculated and disclosed daily by B3 S.A. – Brasil, Bolsa, Balcão (“DI Rate”), plus a spread of 1.95% to the base year of 252 (two hundred and fifty-two) Business Days (“Remuneration”), calculated exponentially and cumulatively, on a pro rata temporis basis, by Business Days elapsed, to the Unit Nominal Value of the Debentures or the balance of the Unit Nominal Value from the first Date of Payment of Debentures to the date of Payment of Remuneration or date of declaration of early maturity as a result of a Default Event, whichever occurs first.

21	Borrowing and onlending

	09/30/2022	12/31/2021
Onlending - CEF	22,525	24,877
Onlending - BNDES	8,487	-
Others	2,107	194
Total	33,119	25,071

Refers to onlending operations of real estate credit financing raised with Caixa Econômica Federal (with rates between 4.5% and 6% p.a.) and BNDES for Working Capital operations (with a fixed rate of up to 6% p.a.).

22	Tax liabilities

	09/30/2022	12/31/2021
Income tax and social contribution	103,497	41,764
Tax on financial operations	10,574	2,821
PIS/COFINS	17,689	14,419
INSS/FGTS	14,137	14,069
Other taxes	7,829	5,333
Total	153,726	78,406

23	Provisions and contingent liabilities

	09/30/2022	12/31/2021
Provision for contingencies	26,557	21,682
Provisions on loan commitments	32,662	31,166
Total	59,219	52,848

Provisions on loan commitments

The Group recognizes expected losses for financial assets that include both a used component and an unused loan commitment component. To the extent that the combined value of expected credit losses exceeds the gross book value of the

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

financial asset, the remaining balance is presented as a provision.

Total
Opening balance at 12/31/2021	31,166
(+) Provision formation / increase	1,496
Closing balance at 09/30/2022	32,662

Total
Opening balance at 12/31/2020	3,024
(+) Provision formation / increase	16,179
Closing balance at 09/30/2021	19,203

Provisions for contingencies

a.	Provisions

The legal entities in the Group, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made taking into account the laws in force, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other relevant criteria that allow the most adequate estimate possible.

i.	Labor proceedings

These are lawsuits filed by employees and former employees, seeking to obtain indemnities of a labor nature. Amounts provisioned are related to processes in which alleged labor rights are discussed, such as overtime and salary equalization. On an individual basis, amounts provided for labor lawsuits are not significant.

ii.	Civil proceedings

These are mostly demands claiming indemnity for material and moral damages, related to the Group’s products, such as the payroll loan product, in addition to declaratory and reparatory lawsuits, compliance with the 30% discount on borrowers’ paychecks, presentation of documents and revisional actions.

Changes in provisions

	Labor	Civil	Tax	Total
Balance at December 31, 2021	3,312	18,370	-	21,682
Formations/updates	1071	19,146	-	20,217
Payments	(560)	(14,782)	-	(15,342)
Balance at September 30, 2022	3,823	22,734	-	26,557

Balance at December 31, 2020	3,173	16,423	1,017	20,613
Formations/updates	872	13,800	-	14,672
Payments	(897)	(10,701)	(1,017)	(12,615)
Balance at September 30, 2021	3,148	19,522	-	22,670

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

b.	Contingent tax liabilities classified as possible losses

i.	Income tax and social contribution on net income – IRPJ and CSLL

On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009, plus an official fine of 150% and interest on late payment, in addition to the application of an isolated fine of 50% on the indications of income tax and social contribution. In the period ended September 30, 2022, these amounted to R$ 34,595 (2021: R$ 28,205).

ii.	Cofins

Inter is discussing in court its COFINS obligations from the period between 1999 and 2008, due to the Federal Revenue Service's understanding that financial revenues should be included in the calculation basis of the referred contribution. Inter has a decision of the Federal Supreme Court, dated December 19, 2005, granting the right to pay COFINS based only on the revenue from services rendered, instead of the total revenue which would include financial revenues. During the period from 1999 to 2006, Inter made a judicial deposit and/or made the payment of the obligation. In 2006, upon a favorable decision of the Federal Supreme Court and express agreement of the Federal Revenue Service, Inter’s judicial deposit was released. In addition, the authorization of the use of credits, for amounts previously overpaid, against current obligations was ratified without challenge by the Federal Revenue Service, on May 11, 2006. The value at risk at September 30, 2022 is R$ 44,814 (R$ 42,676 at December 31, 2021).

24	Other liabilities

	09/30/2022	12/31/2021
Lease financial liabilities (note 24.a)	155,233	137,085
Payments to be processed	218,192	288,540
Contract liabilities (a)	46,259	48,943
Agreements	40,841	37,301
Provisions for salaries, vacations and other labor charges	91,223	44,684
Other liabilities	64,441	43,092
Financing to be released	82,663	17,704
Total other liabilities	698,852	617,349

(a)	Contract liabilities: The balance consists of amounts received, not yet recognized in income (loss) arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros.

a.	Lease liabilities

The changes in lease liabilities for the period are as follows:

Balance at December 31, 2021	137,085
New contracts	531
Update	19,801
Accrued interest	(2,184)
Closing balance at September 30, 2022	155,233

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

Balance at December 31, 2020	111,328
New contracts	1,910
Update	(32,882)
Accrued interest	37,088
Closing balance at September 30, 2021	117,444

Lease maturity

The maturity of financial liabilities in 2022 is as follows:

	09/30/2022	12/31/2021
Up to 1 year	1,203	2,765
1-5 years	32,970	12,486
>5 years	121,060	121,834
Total	155,233	137,085

25	Equity

a.	Share capital

	Shares in circulation
Date	Class A	Class B	Total
09/30/2022	284,122,436	117,037,105	401,159,541
09/30/2022	284,122,436	117,037,105	401,159,541

As of September 30, 2022,Inter & Co, Inc.'s authorized share capital is US$ 50,000 divided into 20,000,000,000 shares of par value of US$ 0.0000025 each, of which 284,122,436 have been issued as class A shares with a par value of US$ 0.0000025 each and 117,037,105 have been issued as class B shares with a par value of US$ 0.0000025 each. The share capital comprising shares issued refers to the authorized capital. Inter & Co. Inc, share capital paid was R$ 13 as of September 30, 2022.

Without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares established holders of Class A Shares and holders of Class B Shares shall:

(a) have the same rights, except regarding voting right. Holders of Class A Shares have the right to 1 (one) vote in any of the matters being decided in the general meetings, while holders of Class B Shares have the right to 10 (ten) votes in any of the matters being decided in the general meetings of Inter&Co.

(b) be entitled to such dividends as the Board may from time to time declare;

(c) in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purposes of a reorganization or otherwise, or upon any distribution of capital, be entitled to the surplus assets of the Company, subject to the terms of any shareholders agreement to which all Members are a party; and

(d) generally be entitled to enjoy all of the rights attaching to Class A Shares and Class B Shares.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

b.	Reserves

In the period ended September 30, 2022, Inter & Co, Inc. concluded the final stage of the corporate reorganization. As a result, there was a significant movement in reserves because previously (December 2021), the percentage of ownership interest in subsidiary HoldFin was 31.44%, which according to the events described in note 1, increased to 100% throughout the period ended September 30, 2022. Accordingly, the balance of reserves is R$ 7,870,186 (December 31, 2021: R$ 2,728,396). The incorporated value refers to the amount previously recorded as non-controlling interest; therefore, the balance currently in note 25f refers only to the value of subsidiaries in which Inter (subsidiary) does not hold 100% of ownership interest (see note 4.1).

c.	Other comprehensive income

The Inter’s balance of other comprehensive income is R$(825,789) (December 31, 2021: R$ (72,284)). The amount corresponds to the change in market value of federal government bonds classified at fair value against other comprehensive income and exchange-rate change adjustment of foreign investment and the amounts resulting from the corporate reorganization.

d.	Dividends and interest on equity

Inter & Co Inc. has not declared or paid dividends in the quarter ended September 30, 2022.

e.	Basic and diluted earnings (loss) per share

Basic loss per share is shown as follows:

	Three-month period		Nine-month period
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Profit (loss) attributable to shareholders (In thousands of Reais)	(29,595)	34,348	(42,892)	1,156
Average number of shares	403,575,106	403,575,106	403,575,106	403,575,106
Basic and diluted earnings (loss) per share (R$)	(0.0733)	0.0851	(0.1063)	0.0029

Basic and diluted (earnings) losses per share are presented based on the two classes of shares, common and preferred, and are calculated by dividing the net earnings attributable to the parent company by the weighted average number of shares of each class outstanding in the period.

The amount of earnings per share was determined as if all profits/losses were distributed and calculated in accordance with the requirements of IAS 33 - Earnings per Share.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

f.	Interest of non-controlling shareholders

Prior to the Restructuring occurred on May 7, 2022, non-controlling interest corresponds to third-party investments in Banco Inter direct or indirect subsidiaries. After the Restructuring, non-controlling interest corresponds to third-party investors in Banco Inter and third-party investors in Banco Inter direct or indirect subsidiaries.

As of December 31, 2022, Inter & Co, Inc. indirectly held 31.44% of Banco Inter total equity interest, and 53.1% of the voting rights.

In June 2022, the Company concluded the second stage of the Restructuring and HoldFin became the holder of 100% of the shares of Banco Inter, eliminating the non-controlling interest related to the former shareholders of Banco Inter, the remaining non-controlling shareholders of Inter & Co refer only to minority interests in the subsidiaries of Banco Inter.

26	Net interest income

	Three-month period		Nine-month period
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Interest income
Amounts due from financial institutions	78,400	22,265	140,353	44,639
Loans and advances to customers	700,508	343,938	1,774,688	913,356
Income from foreign exchange operations	9,435	1,203	12,937	4,075
Finance leases	-	-	3,837	-
Total interest income	788,343	367,406	1,931,815	962,070

Interest expenses
Securities issued	(168,229)	(45,581)	(477,383)	(104,200)
Deposits from customers	(308,850)	(82,761)	(739,541)	(162,341)
Saving	(21,620)	(7,302)	(59,188)	(14,206)
Securities purchased with agreements to resell	(28,848)	(2,784)	(52,090)	(5,356)
Borrowing and onlending(a)	(52,131)	-	(53,288)	(1,075)
Finance leases	-	(159)	-	(3,229)
Total interest expenses	(579,678)	(138,587)	(1,381,490)	(290,407)
Total	208,665	228,819	550,325	671,663

(a) Refers to the interest expense of debentures issued by Inter Holding Financeira. The proceeds were used for cash-out payments made to shareholders who opted to redeem their shares after the migration to the Nasdaq.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

27	Net result from services and commissions

	Three-month period		Nine-month period
	09/30/2022	09/30/2021	09/30/2022	09/30/2021

Revenues from services and commissions	7,261	4,977	19,335	11,633
Revenues from bank fees	16,837	13,664	45,246	35,980
Revenues from exchange	161,418	99,723	437,870	239,123
Revenues from commissions and intermediation	115,414	73,754	364,687	196,153
Third parties´ funds administration	5,731	18,589	24,912	29,758
Exchange brokerage and securities	16,676	1,669	33,408	5,553
Other revenues	3,516	2,717	13,666	7,435
Other expenses	(1,000)	(35)	(1,496)	(1,886)
Bank expenses	(32,404)	(26,397)	(94,378)	(69,666)
Expenses on cashback	(76,420)	(65,808)	(243,957)	(164,474)
Total	217,029	122,853	599,293	289,609

28	Other revenues

	Three-month period		Nine-month period
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Revenues from cards (a)	30,764	18,654	123,702	93,462
Other capital gains (losses)	2,651	4,248	63,565	25,002
Foreign exchange revenues	31,137	5,791	73,733	18,356
Other operating revenues	7,839	7,594	29,477	23,014
Revenue from goods	5,296	-	10,989	-
Total	77,687	36,287	301,466	159,834

(a) Consists mainly of the result of the commercial agreement between Inter and Mastercard, B3 and Liberty, which offers performance bonuses as the established goals are met.

29	Impairment losses on financial assets

	Three-month period		Nine-month period
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Impairment losses on loans and advances to customers	(275,013)	(143,911)	(848,610)	(441,423)
Expected income on financial assets classified as fair value through other comprehensive income - FVOCI	(899)	(17,415)	365	(21,321)
Expected income on financial assets classified as amortized cost	(734)	(3,777)	469	(4,702)
Recovery of credits written off	13,533	27,098	29,253	55,331
Total impairment loss on financial assets	(263,113)	(138,005)	(818,523)	(412,115)

(i) Balances referring to the recovery of credits written off as losses in the respective periods.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

30	Personnel expenses

	Three-month period		Nine-month period
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Salaries	(80,150)	(56,524)	(230,277)	(137,604)
Executive Board’s and Board of Directors’ remuneration	(6,930)	(5,445)	(19,705)	(17,060)
Social and social security charges	(31,451)	(22,028)	(86,928)	(54,734)
Profit sharing	(5,044)	(8,252)	(12,808)	(15,775)
Expenses with vacation and 13th salary	(17,907)	(14,116)	(45,847)	(30,453)
Benefits	(34,447)	(12,076)	(97,209)	(36,300)
Other personnel expenses	(303)	(2,809)	(1,044)	(4,231)
Total	(176,232)	(121,250)	(493,818)	(296,157)

31	Other administrative expenses

	Three-month period		Nine-month period
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Data processing and information technology	(159,675)	(76,992)	(422,055)	(250,019)
Bank expenses	(29,458)	(20,438)	(88,449)	(70,108)
Tax expenses	(61,544)	(40,286)	(179,837)	(98,367)
Rent, condominium fee and property maintenance	(15,267)	(5,218)	(44,414)	(21,886)
Third party services	(40,439)	(22,419)	(99,858)	(58,604)
Advertisement, publicity, publications and public relations	(23,423)	(40,482)	(98,243)	(99,852)
Communication	(30,453)	(27,077)	(95,959)	(73,818)
Resources from reimbursement to customers	(34,929)	(21,513)	(85,464)	(43,119)
Notary public and legal expenses	(2,400)	(4,613)	(9,978)	(8,451)
Portability expenses	(3,161)	(7,553)	(10,467)	(18,402)
Other expenses	(31,288)	(3,914)	(130,265)	(68,468)
Provisions for contingencies	(9,453)	(5,496)	(20,218)	(14,673)
Total	(441,490)	(276,001)	(1,285,207)	(825,767)

32	Current and deferred income tax and social contribution

a.	Amounts recognized in profit (loss) for period

	Three-month period		Nine-month period
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Current income tax and social contribution expenses
Current period	(11,165)	(17,573)	(96,428)	(34,326)
Deferred income tax and social contribution expenses
Provision for impairment losses on loans and advances	48,837	22,230	186,370	127,220
Provision for contingencies	1,375	2,294	2,364	1,429
Adjustment of financial assets to fair value	(16,641)	14,228	(5,694)	25,969
Other temporary differences	5,142	(8,520)	24,976	2,466
Hedge transactions	(9,073)	5,361	(8,740)	(16,814)
Carryfoward tax losses	21,973	(18,589)	12,526	15,509
Subtotal deferred income tax and social contribution expenses	51,613	17,004	211,802	155,779
Total tax expense (benefit)	40,448	(569)	115,374	121,453

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

b.	Effective rate reconciliation

	Three-month period				Nine-month period
	09/30/2022		09/30/2021		09/30/2022		09/30/2021
	Income tax		Income tax		Income tax		Income tax
Profit before tax
Tax average using		(70,043)		34,917		(158,266)		(120,297)
	45%	31,520	45%	(3,601)	45%	71,220	56%	67,366
Tax effect of
Interest on capital distribution		-		2,076		17,127		20,746
Non-taxable income (non-deductible expenses) net		43,183		57,106		(5,598)		56,427
Tax incentives		(4,075)		1,351		1,590		1,691
Subsidiaries not subject to Real Profit taxation		(31,256)		(59,233)		27,788		(26,877)
Others		1,076		1,732		3,247		2,100
Total income tax benefit/ expense		40,448		(569)		115,374		121,453

Effective tax rate		-58%		-2%		-73%		-101%

Total income tax benefit/ expense		40,448		(569)		115,374		121,453
Total deferred income tax and social contribution		51,613		17,004		211,802		155,779
Total income tax and social contribution expenses		(11,165)		(17,572)		(96,428)		(34,326)

c.	Changes in balances of deferred assets

	Balance on 12/31/2021	Constitution	Realization	Balance on 09/30/2022
Composition of the deferred tax assets
Provision for impairment losses on loans and advances	295,799	247,707	(124,883)	418,623
Provision for contingencies	9,720	2,696	(330)	12,086
Adjustment of financial assets to fair value	184,886	132,302	(83,290)	233,898
Other temporary differences	62,939	50,046	(42,572)	70,413
Carryforward tax losses	95,574	76,592	(64,066)	108,100
Provision for loss of non-current assets held for sale	8,990	-	(8,990)	-
Expected loss on financial instruments - FVTPL	6,436	802	-	7,238
Hedge transactions	31,181	13,295	(22,036)	22,440
Total of the deferred tax assets	695,525	523,440	(346,167)	872,798

Composition of the deferred tax liabilities
Deferral of commissions	(3,869)	-	3,869	-
Other temporary differences	(21,820)	-	21,820	-
Other	(63,546)	-	63,546	-
Total of the deferred tax liabilities	(89,235)	-	89,235	-
Total tax credits on temporary differences	606,290	523,440	(256,932)	872,798

(*) The accounting records of these tax credits are based on the expectation of generating future taxable income and supported by technical studies and income projections.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

	Balance at 12/31/2020	Constitution	Realization	Balance at 09/30/2021
Composition of the deferred tax assets
Provision for impairment losses on loans and advances	109,620	139,374	(12,333)	236,661
Provision for contingencies	8,791	3,158	(1,730)	10,219
Adjustment of financial assets to fair value	-	209,440	(2,939)	206,501
Other temporary differences	1,893	1,259	(1,508)	1,644
Carryforward tax losses	58,794	86,754	(54,019)	91,529
Provision for loss of non-current assets held for sale	4,383	-	-	4,383
Expected loss on financial instruments	343	-	-	343
Hedge transactions	22,195	22,781	(7,087)	37,889
Others	-	17,795	(4,285)	13,510
	206,019	480,561	(83,901)	602,679
Composition of the deferred tax liabilities
Deferral of commissions	(5,576)	-	-	(5,576)
Leases	(18,509)	-	-	(18,509)
Other temporary differences	(36,841)	-	-	(36,841)
	(60,926)	-	-	(60,926)

Total tax credits on temporary differences	145,093	480,561	(83,901)	541,753

33	Share-based payments

Stock Option Banco Inter

The Stock Option Plan, established under the terms of art. 168, § 3, of Law 6404/1976, is an initiative of the Board of Directors of Inter, through which Inter's managers, executives and employees were granted options for the acquisition of Inter Shares. This plan was designed to encourage performance and the retention of Inter's managers, executives and employees, insofar as their participation in Inter's capital will allow them to benefit from the results to which they have contributed and which will be reflected in the appreciation of the price of their shares, thus forming, with the shareholders, a common interest.

In 2016, the third Stock Option Plan (“Plan 3”) was launched, with vesting periods from 2017 to 2021. The options that become exercisable may be exercised by the participant within three years of the last vesting period. Employees who do not exercise the option within the deadline or who are dismissed by Inter lose the right to exercise it.

On February 5, 2018, Inter’s Board of Directors approved the purchase option called “Plan 4”, as well as the grant of Program 1 of Plan 4. Program 2 of “Plan 4” was approved on July 9, 2020, with a vesting period starting from January 2021 to January 2025. On January 31, 2022, Program 3 of “Plan 4” was approved, with a vesting period starting in December 2022 to December 2026. The options of Program 2 and Program 3 may be exercised within a period of 2 (two) years, counted from the respective vesting periods. If they are not exercised within the specified period, the right to the shares will be automatically extinguished, without any right to compensation.

The strike price of the options granted under Plan 3 and Program 1 of Plan 4 is equivalent to the book value per share at the end of the year prior to the grant. For

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

the Program 2 of Plan 4, the strike price is equivalent to the division by three of the result of the average quotation of the Units issued by the Bank, as determined at the closing of the last 90 sessions of the special trading segment of B3 S.A. – Brasil, Bolsa e Balcão. For Program 3 of Plan 4, the strike price is equivalent to the division by 3 (three) of the result of the average quotation of the Units (formed by the set of 1 common share and 2 preferred shares), as determined at the closing of the trading sessions of the special trading segment of B3 S.A. – Brasil, Bolsa, Balcão carried out in the period from 01/03/2022 to 01/28/2022 (including).

The rules for exercising and terminating options are part of the plan’s regulation and filed at Inter’s headquarters. The main characteristics of the Plans are described below (per share):

Plan	Approval	Options (shares)	Vesting	Average strike price	Participants	Final date for exercise
3	09/30/2016	10,584,000	Up to 5 years	R$0.26	Key directors, managers and employees	12/31/2023
4 (1)	02/15/2018	32,714,784	Up to 5 years	R$0.25	Key directors, managers and employees	02/15/2025
4 (2)	07/09/2020	19,093,500	Up to 5 years	R$3.60	Key directors, managers and employees	12/31/2027
4 (3)	01/31/2022	19,500,000	Up to 5 years	R$8.08	Key directors, managers and employees	12/31/2028

Changes in the options of each plan for the period ended September 30, 2022 and supplementary information are shown below:

Changes - 09/30/2022 (Shares)
Plan	Number of employees	Opening balance	Granted	Prescribed/Cancel led	Exercised	Closing balance
3	2	4,060,800	-	-	4,060,800	-
4 (1)	27	14,748,390	-	64,800	13,869,996	813,594
4 (2)	70	17,792,100	-	291,600	525,150	16,975,350
4 (3)	83	-	17,421,000	375,000	-	17,046,000
Total		36,601,290	17,421,000	731,400	18,455,946	34,834,944
Weighted average price of shares		R$ 2.39	R$ 8.08	R$ 5.60	R$ 0.35	R$ 5.71

Changes - 12/31/2021 (Shares)
Plan	Number of employees	Opening balance	Granted	Prescribed /Cancelled	Exercised	Closing balance
3	3	7,128,000	648,000	-	3,715,200	4,060,800
4 (1)	31	19,652,310	-	2,131,200	2,772,720	14,748,390
4 (2)	59	14,978,700	4,114,800	135,000	1,166,400	17,792,100
Total		41,759,010	4,762,800	2,266,200	7,654,320	36,601,290
Weighted average price of shares		R$ 1.46	R$ 4.06	R$ 0.50	R$ 0.91	R$ 2.39

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

Other information - 09/30/2022
Plan	Number of shares exercised	Number of exercisable shares	Premium cost during the year	Unrecognized premium cost	Remaining period of remuneration cost (in years)	Remaining contractual life (in years)
3	4,060,800	-	-	-	-	1.3
4 (1)	13,869,996	813,594	-	-	-	2.4
4 (2)	525,150	16,975,350	4,138	12,786	4.0	5.3
4 (3)	-	17,046,000	18,758	60,610	5.0	6.3

Other information - 12/31/2021
Plan	Number of shares exercised	Number of exercisable shares	Premium cost during the year	Unrecognized premium cost	Remaining period of remuneration cost (in years)	Remaining contractual life (in years)
3	3,715,200	4,060,800	-	-	-	2.0
4 (1)	2,772,720	14,748,390	-	-	-	3.2
4 (2)	1,166,400	17,792,100	3,089	16,924	4.0	6.1

(a) The premium cost referring to the first tranche of plan 4 is the responsibility of the participants, and no cost is recognized by Inter.

The estimated impact refers to the value of the premiums for the options granted to employees in the quarterly financial information based on their fair value. The fair values of plans 3, 4 (Program 1) and 4 (Program 2) were estimated based on the Black & Scholes option valuation model.

	Program

	3(2016)	4(2018)	4(2020)

Strike price	0.77	0.9	10.75
Risk-free rate	11.68%	9.97%	9.98%
Duration of the year (years)	7	7	7
Expected annualized volatility	60.33%	64.28%	64.28%
Weighted fair value of the stock option at grant/share date:	0.19	0.05	0.05

For Program 3 of Plan 4, the fair value was estimated based on the Binomial model:

4(2022)

Strike price	8.08
Risk-free rate	11.45%
Duration of the year (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the stock option at grant/share date::	4.08

Stock Option USEND

In the context of the acquisition of USEND by Inter, it was established that part of the purchase price would be paid to key executives by granting stock options of USEND, with the possibility of granting class A shares of Inter&Co. and restricted class A shares of Inter&Co, as appropriate.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

The stock options granted and the release of the restricted shares can be exercised by key executives in three installments over three years (2022, 2023 and 2025). With the exercise, the executives will receive the shares free for trading on the market.

Inter has the right to repurchase the stock options and the restricted shares if these key executives cease to provide services to the Company within the term of the acquisition contract. Nevertheless, all shares will remain subject to other transfer restrictions established in the contract and in the applicable legislation.

The strike price is equivalent to R$51.00 per Unit issued by the Bank (formed by the set of 1 common share and 2 preferred shares), or R$102.00 per Class A share, as provided by agreement between the parts.

The main characteristics of the Plans are described below (per share):

Plan	Options	Vesting	Average strike price	Participants	Final date for exercise
USEND	1,132,885	Up to 3 years	1.92 USD per common share	Key directors, managers and employees	12/30/2024

Changes in the USEND plan for the period ended September 30, 2022 and supplementary information are shown below:

Changes - 09/30/2022 (Shares)
Plan	Number of employees	Opening balance	Granted		Exercised	Closing balance
				Prescribed/ Cancelled

USEND	4	-	1,132,885	-	-	1,132,885
Total		-	1,132,885	-	-	1,132,885
Weighted average price of shares		-	R$ 102.00	-	-	R$ 102.00

In the nine-month period ended September 30, 2022, R$19,579 was appropriated as costs related to this plan, in Inter’s statement of income.

If they are not exercised within the specified period, the right to the shares will be automatically extinguished, without any right to compensation.

34	Related party transactions

Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by the Group’s Board of Directors. The policy defines and ensures transactions involving the Group and its shareholders or direct or indirect related parties. The transactions with related parties are detailed below:

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

	Parent (a)		Subsidiaries (b)		Key management personnel (c)		Other related parties (d)		Total
	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Assets
Loans and advances to customers	2,421	8	143,951	159,261	15,956	19,789	548,196	426,967	710,524	606,025
Inter Holding Financeira S.A.	-	-	21,614	14,388	-	-	-	-	21,614	14,388
Granito soluções em pagamentos S.A.	-	-	12,579	45,882	-	-	-	-	12,579	45,882
Inter Distribuidora de títulos e valores mobiliários Ltda. (h)	-	-	109,150	98,865	-	-	-	-	109,150	98,865
Mil Aviação S/A	-	-	-	-	-	-	30,688	-	30,688	-
Arena Vencer Complexo Esportivo Multiuso SPE Ltda	-	-	-	-	-	-	50,900	-	50,900	-
Conedi Participações LTDA	-	-	-	-	-	-	66,486	-	66,486	-
Log Commercial Properties e Participação S/A (g)	-	-	-	-	-	-	31,749	61,914	31,749	61,914
MRV Engenharia e Participação S/A (e)	-	-	-	-	-	-	240,682	243,648	240,682	243,648
Stone Pagamentos S.A. (f)	-	-	-	-	-	-	113,833	103,732	113,833	103,732
Key management personnel (c)	-	-	-	-	15,956	19,789	-	-	15,956	19,789
Others (k)	2,421	8	608	126	-	-	13,858	17,673	16,887	17,807
Securities, net of provision for expected loss	8,665	371	58,572	87,557	10,953	25,962	83,634	146,085	161,824	259,975
Inter Marketplace Intermediacao de Negocios e Servicos ltda	-	-	12,922	20,235	-	-	-	-	12,922	20,235
Inter Distribuidora de títulos e valores mobiliários Ltda.	-	-	43,527	59,779	-	-	-	-	43,527	59,779
Inter Digital Corretora e Consultoria de Seguros Ltda	-	-	-	3,429	-	-	-	-	-	3,429
MRV Engenharia e Participação S/A	-	-	-	-	-	-	-	-	-	-
Verona Empreendimentos	-	-	-	-	-	-	18,373	-	18,373	-
Conedi Participações Ltda	-	-	-	-	-	-	-	88,231	-	88,231
Key management personnel (c)	-	-	-	-	10,953	25,962	-	-	10,953	25,962
Others (k)	8,665	371	2,123	4,114	-	-	65,261	57,854	76,049	62,339
Other assets (j)	-	-	23,517	32,341	-	-	-	-	23,517	32,341
Inter Marketplace Intermediacao de Negocios e Servicos ltda	-	-	21,364	30,479	-	-	-	-	21,364	30,479
Inter Distribuidora de títulos e valores mobiliários Ltda.	-	-	999	1,602	-	-	-	-	999	1,602
Inter Digital Corretora e Consultoria de Seguros Ltda	-	-	1,141	258	-	-	-	-	1,141	258
Others (k)	-	-	13	2	-	-	-	-	13	2
Liabilities
Liabilities with customers - demand deposits (i)	(242)	(318)	(138,872)	(86,679)	(689)	(800)	(61,503)	(9,318)	(201,306)	(97,115)
Inter Holding Financeira S.A.	-	-	(4,049)	-	-	-	-	-	(4,049)	-
Inter Distribuidora de títulos e valores mobiliários Ltda.	-	-	(42,267)	(20,427)	-	-	-	-	(42,267)	(20,427)
Inter Marketplace Intermediacao de Negocios e Servicos ltda	-	-	(8,860)	(53,535)	-	-	-	-	(8,860)	(53,535)
Usend Tecnologia e Serviços Financeiros LTDA	-	-	(74,096)	-	-	-	-	-	(74,096)	-
Inter Digital Corretora e Consultoria de Seguros Ltda	-	-	(8,697)	(9,985)	-	-	-	-	(8,697)	(9,985)
Acerto Cobrança e Informações Cadastrais Ltda	-	-	-	(1,966)	-	-	-	-	-	(1,966)
Pessoal-chave da Administração (c)	-	-	-	-	(689)	(800)	-	-	(689)	(800)
Ong Movimento Bem Maior	-	-	-	-	-	-	(6,541)	-	(6,541)	-
MRV Engenharia e Participação S/A	-	-	-	-	-	-	(44,278)	-	(44,278)	-
Others (k)	(242)	(318)	(903)	(766)	-	-	(10,684)	(9,318)	(11,829)	(10,402)
Liabilities with customers - time deposits (i)	(8,665)	(371)	(58,572)	(87,557)	(10,953)	(25,962)	(83,634)	(146,085)	(161,824)	(259,975)
Inter Marketplace Intermediacao de Negocios e Servicos ltda	-	-	(12,922)	(20,235)	-	-	-	-	(12,922)	(20,235)
Inter Distribuidora de títulos e valores mobiliários Ltda.	-	-	(43,527)	(59,779)	-	-	-	-	(43,527)	(59,779)
Inter Digital Corretora e Consultoria de Seguros Ltda	-	-	-	(3,429)	-	-	-	-	-	(3,429)
Verona Empreendimentos	-	-	-	-	-	-	(18,373)	-	(18,373)	-
Conedi Participações Ltda	-	-	-	-	-	-	-	(88,231)	-	(88,231)
Key management personnel (c)	-	-	-	-	(10,953)	(25,962)	-	-	(10,953)	(25,962)
Others (k)	(8,665)	(371)	(2,123)	(4,114)	-	-	(65,261)	(57,854)	(76,049)	(62,339)
Other liabilities (j)	-	-	(68,727)	(32,341)	-	-	-	-	(68,727)	(32,341)
Inter Marketplace Intermediacao de Negocios e Servicos ltda	-	-	(50,790)	(30,479)	-	-	-	-	(50,790)	(30,479)
Inter Distribuidora de títulos e valores mobiliários Ltda.	-	-	(7,575)	(1,602)	-	-	-	-	(7,575)	(1,602)
Inter Digital Corretora e Consultoria de Seguros Ltda	-	-	(7,813)	(258)	-	-	-	-	(7,813)	(258)
Others (k)	-	-	(2,549)	(2)	-	-	-	-	(2,549)	(2)

(a) Inter is controlled directly by Inter Holding Financeira S.A. and indirectly by Inter & CO.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

(b) Entities directly controlled by Inter;

(c) Any officer, director, member of the supervisory board;

(d) Any members of the immediate family of key management personnel or companies controlled by them;

(e) MRV Engenharia e Participação S.A. participates in the same shareholder control group as Inter. Its operations are of drawee risk, with rates between 0.8% and 1.95%, and average term of 30 days.

(f) Stone has 4.99% of the capital of the Group with voting right at the Meetings. The balance comprises the prepayment of credit card receivables.

(g) Investment of Inter with Log Comercial Properties as Debentures, subject to a rate of 116% of Interbank Deposit - DI. There is also the investment in quotas of fund LOGCP Inter fundo de Investimento Imobiliário.

(h) This refers to working capital operations - Floating rate with Inter Distribuidora de Títulos e Valores Ltda, with a rate lower than the other operations carried out by Inter with its customers. The average rate applied is approximately 0.5% per month together with 110% to 120% of the monthly CDI (due to being short-term operations).

(i) Demand deposits and time deposits comprise CDBs (Bank deposit certificates) and LCIs (Real estate credit bills) at floating rates, carried out at rates compatible with the average rate of customers, with an average term of 16 to 20 months, and average rates of 99% to 102% of the CDI;

(j) This refers to reimbursements between Inter’s subsidiaries;

(k) The group “Others” refers to diversified balances, which are not relevant for the breakdown;

(l)This refers to expenses on intermediation of fixed income products;

	Parent (a)		Subsidiaries (b)		Key management personnel (c)		Other related parties (d)		Total
	09/30/2022	09/30/2021	09/30/2022	09/30/2021	09/30/2022	09/30/2021	09/30/2022	09/30/2021	09/30/2022	09/30/2021

Interest income	-	-	10,353	3,733	-	-	-	-	10,353	3,733

Inter Distribuidora de títulos e valores mobiliários Ltda.	-	-	10,286	3,733	-	-	-	-	10,286	3,733
Inter Digital Corretora e Consultoria de Seguros Ltda	-	-	67	-	-	-	-	-	67	-
Interest expenses (f)	(12,527)	(19)	(74,331)	(667)	(10,297)	(126)	(148,199)	(571)	(245,354)	(1,383)
Inter Distribuidora de títulos e valores mobiliários Ltda.	-	-	(40,794)	(476)	-	-	-	-	(40,794)	(476)
Inter Marketplace Intermediacao de Negocios e Servicos ltda	-	-	(27,534)	-	-	-	-	-	(27,534)	-
Conedi Participações Ltda	-	-	-	-	-	-	(27,299)	-	(27,299)	-
Arena Vencer Complexo Esportivo	-	-	-	-	-	-	(24,618)	-	(24,618)	-
Verona Empreendimentos LTDA	-	-	-	-	-	-	(12,949)	-	(12,949)	-
MRV Engenharia e Participação S/A	-	-	-	-	-	-	(4,090)	-	(4,090)	-
Urba Desenvolvimento Urbano S/A	-	-	-	-	-	-	(9,656)	-	(9,656)	-
Key management personnel (c)	-	-	-	-	(10,297)	(126)	-	-	(10,297)	(126)
Others (k)	(12,527)	(19)	(6,003)	(191)	-	-	(69,587)	(571)	(88,117)	(781)
Other administrative expenses	32	-	14,678	-	746	-	5,216	(551)	20,672	(551)
Conedi Participações Ltda	-	-	-	-	-	-	-	(551)	-	(551)
Acerto Cobrança e Informações Cadastrais Ltda	-	-	7,521	-	-	-	-	-	7,521	-
Inter Café LTDA	-	-	3,596	-	-	-	-	-	3,596	-
Inter Store LTDA	-	-	1,664	-	-	-	-	-	1,664	-
MRV Engenharia e Participação S/A (m)	-	-	-	-	-	-	1,721	-	1,721	-
Lott Oliveira Braga & Advogados Associados	-	-	-	-	-	-	1,341	-	1,341	-
Key management personnel (c)	-	-	-	-	746	-	-	-	746	-
Others (k)	32	-	1,897	-	-	-	2,154	-	4,083	-
Expenses from services and commissions	-	-	(145,203)	(114,491)	-	-	-	-	(145,203)	(114,491)
Inter Marketplace Intermediacao de Negocios e Servicos ltda	-	-	(145,203)	(114,491)	-	-	-	-	(145,203)	(114,491)

(a) Inter is controlled directly by Inter Holding Financeira S.A. and indirectly by Inter & CO;

(b) Entities directly controlled by Inter;

(c) Any officer, director, member of the supervisory board;

(d) Any members of the immediate family of key management personnel or companies controlled by them;

(e) Income related to the receipt of interest from the loan transaction with Inter Distribuidora de Títulos e Valores Mobiliários Ltda;

(f) These refer to intermediation expenses for fixed-income products;

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

Bank’s Management remuneration

The remuneration of the key management personnel of the Group is presented in note 30 in the caption “Executive Board’s and Board of Directors’ remuneration” subject to the approval of the Ordinary General Meeting.The Group has a preferred stock option plan for its key management personnel. Further information on the plan is detailed in Note 33.

35	Subsequent events

Capital reduction in subsidiary

On October 19, 2022, Inter's share capital was reduced by R$ 1,150,000,000.00 (“Capital Reduction”), which was approved by the Central Bank of Brazil and subsequently completed. The amounts received by Inter Holding Financeira S.A. (“HoldFin”), Inter’s sole shareholder, as a result of the Capital Reduction, were allocated to the amortization of the financing obtained by HoldFin for the cash-out payments in the context of the corporate restructuring. It is worth highlighting that the capital decrease did not affect substantially Inter’s liquidity indicators substantially.

Inter & Co, Inc.	Condensed consolidated interim financial statements as of September 30, 2022.

Board of Directors

Rubens Menin Teixeira de Souza - Chairman

José Felipe Diniz - Director

Leonardo Guimarães Corrêa - Director

Maria Fernanda Nazareth Menin Teixeira de Souza – Director

Carlos Henrique Carneiro de Medeiros - Independent Director

Cristiano Henrique Vieira Gomes - Director

Thiago dos Santos Piau - Independent Director

Luiz Antônio Nogueira de França - Independent Director

André Guilherme Cazzaniga Maciel - Independent Director

CEO

João Vitor Nazareth Menin Teixeira de Souza

Executive Board

Alexandre Riccio de Oliveira

Helena Lopes Caldeira

Santiago Stel

Ray Tarick Pereira Chalub

Guilherme Ximenes de Almeida

Priscila Salles Vianna de Paula

Accountant in Charge

Vanderson Gonçalves Brandão - CRC-1SP 253.620/O-7 “S” MG